As filed with the Securities and Exchange Commission on July 31, 2014
Registration No. 333-194254

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment 3 to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Virtual Sourcing, Inc.

(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

3290
(Primary Standard Industrial Classification Code Number)

45-5629485
(IRS Employer Identification No.)

1200 G St. NW, Suite 800, Washington, DC 21046
(Address and telephone number of registrant's principal executive offices)

Mario Faraone, President
Virtual Sourcing, Inc, 1200 G St. NW, Suite 800, Washington, DC 21046
Telephone: 877-291-0053
(Name, address and telephone number of agent for service)

Copies of all communications to:

Bart and Associates LLC
Kenneth Bart, Esq.
8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Telephone 720-226-7511
Fax 303-745-1880

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Large accelerated filer ☐	Accelerated Filer ☐
Non-accelerated filer ☐	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price per share (2)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration fee (1)
Common Stock, par value $0.001, issuable upon conversion of note (4)	10,000,000	$1.00	$10,000,000	$1,288.00
Common Stock, par value $0.001 to be sold by the Company	25,000,000	$1.00	$25,000,000	$3,220.00
Total	35,000,000	$1.00	$35,000,000	$4,508.00

____

(1) Registration Fee has been paid via Fedwire.

(2) This is the initial offering of our common stock. Our common stock currently trades on OTC Markets "Pink Sheets" under the symbol "PGCX".

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457, subparagraph (i).

(4) This Registration Statement covers the resale by our selling shareholder of up to 10,000,000 shares of common stock issuable upon conversion of the Convertible Promissory Note dated December 23, 2013. The number of shares registered underlying the Note consists of the maximum number of shares that the Company believes it may issued upon the entire conversion of the Note. If this estimate is inaccurate, the Company shall file a new registration statement to register any additional amount of shares for resale.

Our common stock is currently traded on OTC Markets under the symbol "PGCX". Although the registrant's common stock has a par value of $0.001, the registrant has valued the common stock in good faith and for the purposes of the registration fee, based on $1.00 per share. In the event of a stock split, stock dividend or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The Company may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this Prospectus is **July 31, 2014**

Prospectus
VIRTUAL SOURCING, INC.
35,000,000 Shares of Common Stock
$1.00 per share
No Minimum

This is the initial offering of Common Stock of Virtual Sourcing, Inc. (the "Company"). Our Common Stock is currently traded on OTC Markets "Pink Sheets" under the symbol "PGCX". Virtual Sourcing, Inc. is offering for sale a total of 35,000,000 shares of its Common Stock, par value $0.001, on a "self-underwritten", best efforts basis meaning that the Company is not required to sell any specific number or dollar amount of securities but will use its best efforts to sell the securities offered. Of the shares being registered, 25,000,000 are being registered for sale by the Company, and 10,000,000 are being registered for sale by the selling shareholder and are issuable to the selling shareholder upon conversion of a convertible promissory note held by and payable to the selling shareholder (the "Note"). The Note was made by Virtual Sourcing under a Securities Purchase Agreement between Virtual Sourcing and the selling shareholder on December 23, 2013. The shares to be sold by the selling shareholder have not been issued as of the date of this Prospectus. The offering is being conducted on a self-underwritten basis, which means its officers and directors will attempt to sell the shares being offered by the Company. They will not receive any commissions or proceeds from the offering for selling the shares on its behalf. All of the shares being registered for sale by the Company will be sold at a price per share of $1.00 for the duration of the offering. The selling shareholder will sell its shares at a price per share of $1.00 until the shares are quoted on the Over the Counter Bulletin Board ("OTCBB") and thereafter at prevailing market prices or in privately negotiated transactions. To be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market in our common stock. While the Company plans to have its shares quoted on the OTCBB there is no assurance that its shares will be approved for quotation on the OTCBB or on any other quotation service or exchange.

The shares being offered for sale by the Company will be offered at a fixed price of $1.00 per share for a period not to exceed 180 days from the date of this prospectus, unless extended by our Board of Directors for an additional 90 days. There is no minimum number of shares required to be purchased. The Company has made no arrangements to place subscription funds in an escrow, trust or similar account which means that funds from the sale of the shares will be immediately available to the Company for use in its business plan. See "Use of Proceeds" and "Plan of Distribution".

The company does not consider itself to be a blank check company as defined in Rule 419 of Regulation C of the Securities Act of 1933.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. We have not authorized anyone to provide you with different information.

Virtual Sourcing, Inc. is an operating company, however the company is not currently generating revenue. The company has had recurring losses from operations and our auditors have raised questions about our ability to continue as a going concern. Any investment in the shares offered herein involves a high degree of risk. One should purchase shares only if one can afford a complete loss of one's investment.

Due to the fact that this offering is a best efforts offering, we may not receive any proceeds from this offering.

We are an "emerging growth company" as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

BEFORE INVESTING, YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND, PARTICULARLY, THE RISK FACTORS SECTION, BEGINNING ON PAGE 6.

Neither the U.S. Securities and Exchange Commission nor any state securities division has approved or disapproved these securities, or passed upon the accuracy or adequacy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

VIRTUAL SOURCING, INC.
SUMMARY OF PROSPECTUS

One should read the following summary together with the more detailed business information, financial statements and related notes that appear elsewhere in this prospectus. In this prospectus, unless the context otherwise denotes, references to "we," "us," "our," the "Company" "VSI" and "Virtual Sourcing" refer to Virtual Sourcing, Inc.

General Information about Our Company

Virtual Sourcing, Inc. was formed under the laws of the State of Nevada on July 30, 1999 under the name Heritage Scholastic Corp. Heritage Scholastic Corp. was engaged in the business of publishing and distributing supplemental history textbooks for grades Kindergarten through 12. Heritage Scholastic Corp. generated nominal revenue from the sales of its products. On September 12, 2002, the Company filed a Form 10 with the Securities and Exchange Commission, and became a fully reporting entity. On January 27, 2005, Heritage Scholastic Corp. entered into a Stock Purchase and Share Exchange Agreement with Nano Chemical Systems, Inc. On February 15, 2005, pursuant to the Stock Purchase and Share Exchange Agreement, the company changed its name to Nano Chemical Systems Holdings, Inc. Nano Chemical Systems Holdings, Inc. was engaged in the development of aerosol products and conducted operations in the field of nanotechnology. Nano Chemical Systems, Inc. generated approximately 1.7 million dollars in revenue from the sales of its products. On March 3, 2008, the Company changed its name to Pangenex Corporation. Pangenex Corporation developed and marketed novel, patented or patent pending condition specific nutraceuticals, topical over the counter drugs and personal care products. Pangenex generated approximately $250,000 from the sales of its products. On May 12, 2008, the Company filed a Form 15 with the Securities and Exchange Commission in order to terminate its duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934. On May 1, 2012, the Company amended its articles of incorporation to authorize Series A and Series B Preferred Stock. On May 1, 2012, the Company changed its name to Virtual Sourcing, Inc. On March 6, 2013, the Company acquired 80% of Allied Recycling Corp. Pursuant to the Stock Purchase Agreement between the Company and Allied Recycling Corp., the Company purchased 4,000 common shares, representing 80% of the issued and outstanding common shares of Allied Recycling Corp. in exchange for 55,000,000 restricted common shares, 999 Series A Preferred Shares and 100 Series B Preferred Shares of the Company, with the Common and Preferred Stock being valued in aggregate at $8,250,000. Allied Recycling Corp was formed in March 2013 to be engaged in fiberglass recycling. Allied Recycling Corp. has begun searching for sources of fiberglass waste, capital and equipment that could assist in reprocessing waste and identifying the various types of waste. The Company's current focus is the recycling and remediation of difficult waste streams including fiberglass materials and other composites into recycled goods that can be sold to individual and commercial purchasers. As of March 31, 2014, we had cash or cash equivalents of $276. As of the date of this Prospectus, we have cash or cash equivalents of $276. We are a development stage company that does not currently have revenue generating operations. In the event that we do not raise sufficient capital to further pursue our operations, and implement our planned future operations, an investor's entire investment could be lost.

The Company has begun its project of identifying potential acquisitions and joint venture partners for both recycling of fiberglass waste and creation of end-user products. By acquiring a broad base of both recyclers and producers, VSI will be positioned to shoulder the enormous amount of fiberglass waste being produced by manufacturers of fiberglass and their various customers.

Our subsidiary, Allied Recycling Corp (ARC), is engaged in the development of recycling methods and production of its proposed recycled fiber products. While these proposed recycled products may compete with certain recycled plastics, the proposed ARC products will be unique in that fiberglass does not warp, corrode, lose pigment, burn or melt. In addition, the proposed ARC products can be made to any mass, weight, color or shape required by the customer.

Allied Recycling Corp. solves waste stream problems by removing all recyclable fiber materials from the clients' site and transporting them to our various inventory locations. It is ARC's goal to keep cost neutral prices compared to dumping at commercial dump sites. We are currently developing a mobile grinding system that will allow for access to remote sites where materials may be limited or transportation to distant inventory locations is cost prohibitive.

In conjunction with partners, licensors, and the manufacturers themselves, we will utilize a number of facilities around the country for recycling of fiberglass waste and production of useful end-products. Starting in a tri-state region that includes West Virginia, Virginia, South Carolina and North Carolina, the Company will construct or utilize other facilities and subsidiary companies near major fiberglass manufacturing hubs. Additional locations will be developed along the Atlantic seaboard and the Gulf Coast where abandoned, damaged, or sunken boats may be salvaged for fiberglass that can then be used to manufacture our proposed products. In order to pursue its strategic objectives, the Company plans to utilize a portion of the proceeds received from this offering, as well as its available cash, cash generated from operations and additional cash as may be raised via equity or debt offerings as may be approved by its Board of Directors. As of the date of this prospectus, neither the Company, nor Allied Recycling Corp have contracts or agreements to purchase fiberglass waste, purchase concrete, manufacture or produce our proposed products, or distribute our proposed products.

The administrative office of the Company is located at 1200 G St. NW, Suite 800, Washington, DC 20005. The Company plans to use this office space until it requires larger space. The company fiscal year end is June 30. The Company has not been subject to any bankruptcy, receivership or similar proceeding.

Explanatory Note

This registration statement contains two separate offerings of the Company's common stock. The primary offering includes 25,000,000 common shares to be sold by the Company to potential investors. The secondary offering includes 10,000,000 common shares to be sold by the Company's selling shareholder to potential investors, upon its conversion of a convertible note. While this registration statement includes both the primary and secondary offerings, certain sections of the registration statement are specific to only the primary or secondary offerings. The sections of this registration statement that are specific only to the primary offering of 25,000,000 common shares to be sold by the Company are the sections titled "Risks Associated with this Offering", "Use of Proceeds", "Determination of Offering Price", "Dilution of the Price You Pay for your Shares" and "Description of our Securities". In addition, a portion of the "Plan of Distribution" section is applicable only to the primary offering. The sections of this registration statement that are specific to only the secondary offering of 10,000,000 shares to be sold by the Company's selling shareholder are the sections titled "Selling Shareholder", and a portion of the "Plan of Distribution". All other sections, including the "Risk Factors Associated with our Company", "Description of Our Business", "Description of Property" and the financial statements and footnotes are applicable to both offerings, as they provide information to both current and future shareholders regarding the current business and financial status of the Company, as well as the risks associated with our company.

The Offering

Following is a brief summary of this offering. Please see the "Plan of Distribution" section for a more detailed description of the terms of the offering.

Securities Being Offered by the Company:	25,000,000 shares of common stock, par value $.001, on a best-efforts basis
Securities Being Offered by the Selling Shareholder:	10,000,000 shares of common stock, par value $.001, underlying a Convertible Promissory Note dated December 23, 2013.
Offering Price per Share:	$1.00
Offering Period:	The shares being sold by the Company are being offered for a period not to exceed 180 days, unless extended by the Board of Directors for an additional 90 days.
	The shares being sold by our Selling Shareholder shall be offered for a period not to exceed 12 months from the date of effectiveness of this Registration Statement.
	In order to purchase shares in the public offering by the Company, potential investors shall purchase the shares directly from the Company and not from any shareholder of the Company. In addition, shares sold by the Company as part of the primary public offering will be sold pursuant to a Subscription Agreement.
Net Proceeds to Our Company:	$25,000,000, if all the shares are sold
Use of Proceeds:	The Company intends to use the proceeds to commence day to day business operations and the construction of its recycling facility. The proceeds will not be used to pay any of the Company's current liabilities.
Number of Shares Outstanding Before the Offering:	93,886,184
Number of Shares Outstanding After the Offering:	118,886,184, if all the shares are sold

The Company officers, directors and control persons do not intend to purchase any shares in this offering.

Selected financial data

The following financial information summarizes the more complete historical financial information at the end of this prospectus. Total Expenses are composed of General and Administrative costs and Professional Fees.

	As of March 31, 2014	
Balance Sheet		
Total Assets	$	276
Total Liabilities	$	961,709
Stockholder's Equity (Deficit)	$	(961,433)
	Nine Months Ended March 31, 2014	
Statement of Operations		
Revenue	$	0
Total Operating Expenses	$	870,719
Net Loss	$	(1,338,552)

	As of June 30, 2013	
Balance Sheet		
Total Assets	$	0
Total Liabilities	$	222,371
Stockholder's Equity (Deficit)	$	(222,371)
	Year ended June 30, 2013	
Statement of Operations		
Revenue	$	0
Total Operating Expenses	$	8,761,546
Net Loss	$	(8,761,546)

RISK FACTORS

An investment in these securities involves an exceptionally high degree of risk and is extremely speculative in nature. You should carefully consider the risk factors listed below, together with the information contained in this prospectus, any reports we file with the SEC and the documents referred to herein. Following are what is believed are all of the material risks involved if one decides to purchase shares in this offering.

RISKS ASSOCIATED WITH OUR COMPANY:

We are an "emerging growth company," and the reduced disclosure requirements applicable to "emerging growth companies" could make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding advisory "say-on-pay" votes on executive compensation and shareholder advisory votes on golden parachute compensation. We will remain an "emerging growth company" until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more; (ii) the last date of the fiscal year following the fifth anniversary of the date of the first sale of common stock under this registration statement; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and (iv) the date on which we are deemed to be a "large accelerated filer" under the Exchange Act. We will be deemed a large accelerated filer on the first day of the fiscal year after the market value of our common equity held by non-affiliates exceeds $700 million, measured on July 1.

We cannot predict if investors will find our common stock less attractive to the extent we rely on the exemptions available to emerging growth companies. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

A Company that elects to be treated as an emerging growth company shall continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year during which it had total annual gross revenues of $1,000,000,000 (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under this registration statement; (iii) the date on which it has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (iv) the date on which is deemed to be a 'large accelerated filer' as defined by the SEC, which would generally occur upon it attaining a public float of at least $700 million.

However, we are choosing to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Because the Company auditors have issued a going concern opinion, there is a substantial uncertainty that it will continue operations in which case one could lose one's investment.

The auditors have issued a going concern opinion because of the Company's recurring losses, negative working capital, stockholder's deficit and the absence of revenue-generating operations. This means that there is substantial doubt that it can continue as an ongoing business for the next twelve months. The financial statements do not include any adjustments that might result from the uncertainty about its ability to continue in business. As such it may have to cease operations and you could lose your entire investment.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

We incurred a net loss of $1,338,552 for the nine month period ended March 31, 2014 and a net loss of $8,761,546 for the twelve month period ended June 30, 2013. Because we are yet to attain profitable operations, in their report on our financial statements for the year ended June 30, 2013, our independent auditors included an explanatory paragraph regarding their substantial doubt about our ability to continue as a going concern. We will continue to experience net operating losses in the foreseeable future. Our ability to continue as a going concern is subject to our ability to generate a profit and/or obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, increasing sales or obtaining loan from various financial institutions where possible. Our continued net operating losses increase the difficulty in meeting such goals and there can be no assurances that such methods will prove successful. Our financial statements contain additional note disclosures describing the management's assessment of our ability to continue as a going concern.

The Company cannot guarantee that it will generate revenues which could result in a total loss of your investment if it is unsuccessful in its business plans.

While the Company has generated revenues during its history, we cannot guarantee that we will begin to generate revenue through our current business plan or that revenues will be sufficient to maintain our business. Our current operations in the fiberglass recycling industry have not generated any revenue. Our predecessor companies generated revenue from the sale textbooks from inception in 1999 through 2004 under the name Heritage Scholastic Corporation, through the sales of nano particles from 2005 through 2007 under the name Nano Chemical Systems, Inc., and through the sale of nutraceuticals from 2008 through 2011 under the name Pangenex Corporation. The Company generated nominal revenue under the name Heritage Scholastic Corporation. Under the name Nano Chemical Systems the Company generated approximately 1.7 million dollars in revenue. Under the name Pangenex Corporation the Company generated approximately $250,000 in revenue. As a result of the fact that our current business operations have not generated any revenue, one could lose all of one's investment if the Company is not successful in its proposed business plans.

Our Officers and Directors lack relevant experience related to our proposed business.

Our current officers and directors lack experience in our industry, as well as our proposed business activities. Due to the fact that our officers and directors do not have experience in our industry, they could more readily make business decisions that could result in the inability to obtain or retain customers. In addition, due to their lack of experience in our industry, our officers and directors may fail to engage the appropriate individuals and entities to act as our suppliers, may purchase incorrect machinery related to the manufacture of our proposed products, and may fail to locate adequate sources of fiberglass waste that we will use as part of our manufacturing plans, all of which could result in the complete loss of your investment.

Our Officers and Directors have no public company experience, which could result in their inability to properly manage Company affairs. The Company's needs could exceed the amount of time or level of experience they may have. The Company will be dependent on key executives, and the loss of the services of the current officers and directors could severely impact the Company business operations. This could result in the loss of one's entire investment.

The Company business plan does not provide for the hiring of any additional employees other than outlined in its Plan of Operations until sales will support the expense. Until that time the responsibility of developing the Company's business, the offering and selling of the shares through this prospectus and fulfilling the reporting requirements of a public company will fall upon the sole officer and two directors. Further, they have no experience in complying with the various rules and regulations which are required of a public company, and as a result, they may not be able to operate successfully as a public company, even if the Company's operations are successful. While each of the Company's officers and directors will use their best judgments to resolve all potential conflicts, there is no formulated plan to resolve any possible conflict of interest with their other business activities, and we cannot guarantee that any potential conflicts can be avoided. In the event they are unable to fulfill any aspect of their duties to the Company it may experience a shortfall or complete lack of sales resulting in little or no profits and eventual closure of its business.

The management of future growth will require, among other things, continued development of the Company's financial and management controls and management information systems, stringent control of costs, increased marketing activities, ability to attract and retain qualified management, research and marketing personnel. The loss of key executives or the failure to hire qualified replacement personnel would compromise the Company's ability to generate revenues or otherwise have a material adverse effect on the Company. There can be no assurance that the Company will be able to successfully attract and retain skilled and experienced personnel.

Our officer and director, Mario Faraone, is employed by Allied Recycling Corp., and therefore has a related party interest in our subsidiary.

Allied Recycling Corp entered into an employment agreement with our President and Director, Mario Faraone, on May 1, 2013. Pursuant to the Agreement, Mr. Faraone is to act as Director of Operations from May 1, 2013 through April 30, 2015. Mr. Farone's compensation under the agreement is $70,000 annually, with a 4% increase during each year starting in the second year of the Agreement. In addition, Mr. Faraone may earn bonus compensation equal to 3% of the gross revenue of the corporation annually, which can be increased by additional 1% increments for each 20% increase over the previous year's gross revenue. The Agreement may be terminated by Allied Recycling Corp. at any time for cause, immediately upon death, after 120 days of a significant impairment or disability, and with 60 days prior written notice without cause.

Since the Company has shown a net loss since inception, an investment in the shares offered herein is highly risky and could result in a complete loss of your investment if the company is unsuccessful in its business plans.

Based upon current plans, the Company expects to incur operating losses in future periods as it incurs significant expenses associated with the growth of its business. Further, there is no guarantee that it will be successful in realizing future revenues or in achieving or sustaining positive cash flow at any time in the future. Any such failure could result in the possible closure of its business or force the company to seek additional capital through loans or additional sales of its equity securities to continue business operations, which would dilute the value of any shares you purchase in this offering.

Growth and development of operations will depend on the acceptance of the Company's proposed business. If the Company's products are not deemed desirable and suitable for purchase and it cannot establish a customer base, it may not be able to generate future revenues, which would result in a failure of the business and a loss of any investment one makes in the shares.

The acceptance of the Company's proposed recycled fiberglass and waste products for its customers is critically important to its success. The Company cannot be certain that the services that it will be offering will be appealing and as a result there may not be any demand for these proposed products and its sales could be limited and it may never realize any revenues. In addition, there are no assurances that if it alters or changes the products it offers in the future that the demand for these new products will develop and this could adversely affect our business and any possible revenues.

If demand for the proposed products the Company plans to offer slows, then its business would be materially affected, which could result in the loss of your entire investment.

Demand for products which it intends to sell depends on many factors, including:

- The number of customers the Company is able to attract and retain over time.

- Global and regional economic, political and military events and conditions;

- The economy, and in periods of rapidly declining economic conditions, customers may defer products such as ours in order to pay secured debts or debts that must be paid in order to remain solvent;

- The competitive environment in the recycled material market may force us to reduce prices below our desired pricing level or increase promotional spending;

- The ability to anticipate changes in consumer preferences and to meet customers' needs in a timely cost effective manner;

- Changes in demand for our products due to technological innovations;

- Our ability to obtain recycled waste from third parties;

- Our ability to retain manufacturers for our proposed products;

- Our ability to obtain and retain customers and third parties who will purchase our recycled waste products;

For the long term, demand for the products it plans to offer may be affected by:

- the ability to establish, maintain and eventually grow market share in a competitive environment;

- delivery of its information globally, geopolitical changes, changes in waste material and recycled material regulations, currency fluctuations, natural disasters, pandemics and other factors beyond our control may increase the cost of items it purchases, create communication issues or render product delivery difficult which could have a material adverse effect on its sales and profitability.

All of these factors could result in immediate and longer term declines in the demand for the products it plans to offer, which could adversely affect its sales, cash flows and overall financial condition. An investor could lose his or her entire investment as a result.

Our business is subject to risks in obtaining the recycled materials we use at acceptable prices.

The production of our proposed products requires substantial amounts of fiberglass waste and composite materials. Our business could suffer from the loss of significant sources of these materials, the payment of higher prices for these materials or the failure to obtain sufficient additional materials to meet planned increases in production. In addition, the price of fiberglass waste and composite materials sometimes experiences cyclical variation in cost as a commodity. Our ability to obtain adequate supplies of recycled materials at acceptable cost and quality depends on our success in developing diverse sources of supply that meet our requirements, maintaining favorable relationships with suppliers and managing the collection of supplies from geographically dispersed locations.

Our proposed products are new and, to date, have limited exposure and acceptance in the marketplace. If our products do not receive market acceptance, our ability to execute our business plan will be adversely affected.

Although earlier versions of our recycled fiberglass products have been sold by other companies in the past, our products are relatively new to the marketplace. As a result, the claims regarding their attributes have not been fully validated in the marketplace through actual extended use. Potential customers may be resistant to trying new products such as ours or, after actual use, may determine that our products do not meet their needs. If our products do not receive market acceptance, our business, financial condition, results of operations, cash flows and prospects will be adversely affected.

Limited management resources; the Company will be dependent on key executives; the loss of the services of the current officers and directors could severely impact the Company business operations and future development, which could result in a loss of revenues and one's ability to ever sell any Shares one purchases in this Offering.

The Company is relying on a small number of key individuals to implement its business and operations and, in particular, the professional expertise and services of Mr. Mario Faraone, its Director and President, and Mr. Jeffrey Bartrem, its Director. Accordingly, the Company may not have sufficient managerial resources to successfully manage the increased business activity envisioned by its business strategy. In addition, the Company's future success depends in large part on the continued service of Mr. Faraone and Mr. Bartrem. The Company has not entered into any employment agreements with these individuals. However, our 80% owned subsidiary, Allied Recycling Corp entered into an employment agreement with our President and Director, Mario Faraone, on May 1, 2013. Pursuant to the Agreement, Mr. Faraone is to act as Director of Operations from May 1, 2013 through April 30, 2015. The Agreement may be terminated by Allied Recycling Corp. at any time for cause, immediately upon death, after 120 days of a significant impairment or disability, and with 60 days prior written notice without cause. If either of our officers and directors choose not to serve as officers or directors, or if they are unable to perform their duties, this could have an adverse effect on Company business operations, financial condition and operating results if it is unable to replace them with other individuals qualified to develop and market its business. The loss of their services could result in a loss of revenues, which could result in a reduction of the value of any Shares you purchase in this Offering as well as the complete loss of your investment.

The Company's industry requires attracting and retaining talented employees, and the inability to retain such talented employees could result in the loss of your investment.

Success in the recycled materials industry does and will continue to require the acquisition and retention of highly talented and experienced individuals. Due to the growth in the market segment targeted, such individuals and the talent and experience they possess is in high demand. There is no guarantee that we will be able to attract and maintain access to such individuals. If we fail to attract, train, motivate and retain talented personnel, our business, financial condition, and operating results may be materially and adversely impacted, which could result in the loss of your entire investment.

Competition that the Company faces is varied and strong.

Currently, the Company has a limited number of competitors for the acquisition of recyclable fiberglass material. However, the Company's finished products will compete with traditional materials like wood, plastic, steel and aluminum. The Company's products and industry as a whole are subject to extreme competition. There is no guarantee that we can sustain our market position or expand our business. We anticipate that the intensity of competition in the future will increase.

We compete with a number of entities that supply recycled retail goods to individual and commercial purchasers in our markets. Such competitor entities include companies that have established loyal customer bases; (2) local companies that have the same or a similar business plan as we do; and (3) a variety of other local and national companies with which we either currently or may, in the future, compete

Many of our current and potential competitors are well established and have longer operating histories, significantly greater financial and operational resources, and name recognition than we have. As a result, these competitors may have greater credibility with both existing and potential customers. They also may be able to offer more competitive products and services and more aggressively promote and sell their products. Our competitors may also be able to support more aggressive pricing than we will be able to, which could adversely affect sales, cause us to decrease our prices to remain competitive, or otherwise reduce the overall gross profit earned on our products.

Fluctuations in prices for recycled commodities that we sell to customers may adversely affect our consolidated financial condition, results of operations and cash flows.

We obtain recycled fiberglass waste, which we then recycle for sale to third parties. Our results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control. These fluctuations may affect our consolidated financial condition, results of operations and cash flows, which could result in the loss of your entire investment. .

Dependence on general economic conditions.

The success of the Company depends, to a large extent, on certain economic factors that are beyond its control. Factors such as general economic conditions, levels of unemployment, interest rates, tax rates at all levels of government, competition and other factors beyond the Company's control may have an adverse effect on the Company's ability to sell its proposed products and to collect sums due and owing to it.

Changes in consumer preferences and discretionary spending may have a material adverse effect on our revenue, results of operations and financial condition.

Our success depends, in part, upon the popularity of our proposed products. Shifts in consumer preferences away from our proposed products, our inability to develop new products that appeal to consumers, or changes in our proposed products that eliminate items popular with some consumers could harm our business. Also, our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in revenue during economic downturns or during periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our sales, results of operations, business and financial condition.

The Company may not be able to successfully implement its business strategy, which could adversely affect its business, financial condition, results of operations and cash flows. If the Company cannot successfully implement its business strategy, it could result in the loss of your investment.

Successful implementation of its business strategy depends on factors specific to the recycled materials industry and retail recycled materials from fiberglass specifically, and numerous other factors that may be beyond its control. Adverse changes in the following factors could undermine our business strategy and have a material adverse effect on its business, its financial condition, and results of operations and cash flow:

- The competitive environment in the recycled materials and retail industry that may force us to reduce prices below the optimal pricing level or increase promotional spending;
- Its ability to anticipate changes in consumer preferences and to meet customers' needs for our products in a timely cost effective manner; and
- Its ability to establish, maintain and eventually grow market share in a competitive environment.

There are no substantial barriers to entry into the industry and because the company does not currently have any copyright protection for the products it intends to sell, there is no guarantee someone else will not duplicate its ideas and bring them to market before it does, which could severely limit the Company proposed sales and revenues. If the Company cannot generate sales and revenues, it could result in the loss of your investment.

Since it has no copyright protection, unauthorized persons may attempt to copy aspects of its business, including its product design or functionality, services or marketing materials. Any encroachment upon the Company corporate information, including the unauthorized use of its brand name, the use of a similar name by a competing company or a lawsuit initiated against it for infringement upon another company's proprietary information or improper use of their copyright, may affect its ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on its business. Litigation or proceedings before the U.S. or International Patent and Trademark Offices may be necessary in the future to enforce the company intellectual property rights, to protect its trade secrets and domain name and/or to determine the validity and scope of the proprietary rights of others. Any such infringement, litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm its business operations and/or results of operations. As a result, an investor could lose his or her entire investment.

If we are unable to develop substantial sales and marketing capabilities, we most likely will not be able to generate adequate sales.

Sales and marketing have, to date, been conducted by our senior management team. With incremental funding, we may hire sales and marketing staff, additional engineers and supporting staff and implement a detailed marketing program. However, there can be no assurance that we will be successful in developing a sales and marketing force or that our sales and marketing efforts will be successful. In addition, we must be able to retain customers through our marketing efforts. As of the date of this Prospectus, we have not developed any customers for our proposed products. Since our marketing is currently being conducted by our management team, and they have not been successful in obtaining any customers to date, their sales efforts may not be effective, which could result in a lack of customers, the failure to generate revenue, and the complete loss of your investment.

If we receive international sales orders, and our employees or agents violate the U.S. Foreign Corrupt Practices Act or anti-bribery laws in other jurisdictions, we may incur substantial fines or penalties, or experience other adverse consequences.

Once we purchase or lease a manufacturing facility for our proposed products, we may receive international orders resulting in international selling activities. We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities for the purpose of obtaining or retaining business. If we begin to operate and sell internationally, there is an increasing risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws including the FCPA, even though these parties are not always subject to our effective control. Our attempts to implement safeguards may not be effective in preventing employees, consultants, sales agents or distributors from engaging in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Limited Market; geographic concentration.

The Company plans to initially sell its products once produced to the mid-Atlantic region of the United States, which includes the states of Delaware, Maryland, New Jersey, Pennsylvania, Washington, D.C., New York, North Carolina, South Carolina, Virginia and West Virginia. There is no assurance that the Company's products will be accepted, or that consumers in new geographic markets will be receptive to the Company's products. Management believes that the states in the mid-Atlantic region will initially be the largest market for its brands, and that regional identification may assist the Company's competitors in other regions. Penetration of other regional markets is an important element of the Company's expansion plan, and failure to accomplish this objective will hinder the success of the expansion plan and could have a material adverse impact on the Company's business, financial condition, and results of operations.

The Company depends on a limited number of suppliers; cost and availability of raw materials.

The Company relies upon a limited number of suppliers for raw materials used to manufacture its proposed recycled consumer products, including commercial manufacturers that produce fiberglass waste as a byproduct of the products they, themselves, create. The Company's success will depend in part upon our ability to successfully secure such materials from suppliers that are delivered with consistency and at a quality that meets our requirements. The price and availability of these materials are subject to market conditions. Increases in the price of our products due to the increase in the cost of raw materials could have a negative effect on our business. As of the date of this prospectus, the Company has no suppliers.

If the Company is unable to obtain sufficient quantities or other raw materials, delays or reductions in product shipments could occur which would have a material adverse effect on the business, financial condition and results of operations of the Company. No assurance can be given that such decrease in materials would not have a material adverse effect on the business, financial condition and results of operations of the Company. In addition, the results of operations of the Company are dependent upon its ability to accurately forecast its requirements of raw materials. Any failure by the Company to accurately forecast its demand for raw materials could result in an inability to meet higher than anticipated demand for products or producing excess inventory, either of which may adversely affect results of operations of the Company.

While the Company believes that it will be able to develop lasting relationships with its material suppliers, there can be no assurance that these suppliers will be able or willing to supply the Company with materials at the reasonable pricing levels, or at all, or that it will be successful in engaging alternative suppliers on commercially reasonable terms which meet the quality or pricing levels currently experienced by the Company. As a result, should the Company's costs increase and if those increases are unable to be passed on to its customers, our business, financial condition, and results of operations and cash flows may be materially adversely impacted, which could result in the loss of your entire investment.

Our revenue growth rate depends primarily on our ability to satisfy relevant channels and end-customer demands, identify suppliers of our necessary ingredients and to coordinate those suppliers, all subject to many unpredictable factors.

We may not be able to identify and maintain the necessary relationships with suppliers of product and services as planned. Delays or failures in deliveries could materially and adversely affect our growth strategy and expected results. As we supply more customers, our rate of expansion relative to the size of such customer base will decline. In addition, one of our biggest challenges is securing an adequate supply of suitable product. Competition for product is intense, and commodities costs subject to price volatility.

Our ability to execute our business plan also depends on other factors, including:

- there is no guarantee that we will enter into definitive agreements with suppliers and on acceptable terms;
- hiring and training qualified personnel in local markets;
- managing marketing and development costs at affordable levels;
- cost and availability of labor;
- the availability of, and our ability to obtain, adequate supplies of ingredients that meet our quality standards; and
- securing required governmental approvals in a timely manner when necessary.

We lack sales, marketing and distribution capabilities and depend on third parties to market our proposed products.

We have minimal personnel dedicated solely to sales and marketing of our proposed products and therefore we must rely primarily upon third party distributors to market and sell our proposed products. These third parties may not be able to market our product successfully or may not devote the time and resources to marketing our products that we require. We also rely upon third party carriers to distribute and deliver our products. As such, our deliveries are to a certain extent out of our control. If we choose to develop our own sales, marketing or distribution capabilities, we will need to build a marketing and sales force with technical expertise and with supporting distribution capabilities, which will require a substantial amount of management and financial resources that may not be available. If we or a third party are not able to adequately sell and distribute our product, our business will be materially harmed.

Environmental liabilities and environmental regulations on the manufacture and sale of recycled materials from fiberglass and other composite materials may have an adverse effect on our business.

Our current operations are subject to various federal, state and foreign environmental laws and regulations. Environmental laws and regulations change regularly and we may become subject to increasingly stringent environmental standards in the future. Failure to comply with these laws could result in fines and penalties, and the interruption of manufacturing operations.

Litigation and publicity concerning product quality, health and other issues, which can result in liabilities and also cause customers to avoid our products, could adversely affect our results of operations, business and financial condition.

Consumer and retail product manufacturing businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from product quality, product failure, injury or other health concerns or operating issues stemming from the use of products. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from buying our products. We could also incur significant liabilities, if a lawsuit or claim results in a decision against us, or litigation costs, regardless of the result. Further, any litigation may cause our key employees to expend resources and time normally devoted to the operations of our business.

RISKS ASSOCIATED WITH THIS OFFERING:

The Offering Price of the Company Shares is arbitrary, so there is no guarantee that the price at which you have purchased your shares will remain the same. A significant decrease in the price of our shares could result in the loss of your investment.

The offering price of the company shares has been determined arbitrarily by the Company and bears no relationship to the Company's assets, book value, potential earnings or any other recognized criteria of value.

The trading in the Company shares will be regulated by Securities and Exchange Commission Rule 15g-9 which established the definition of a "penny stock." The effective result is that fewer purchasers are qualified by their brokers to purchase its shares, and therefore a less liquid market for the investors to sell their shares. Therefore, you may have a difficult time selling your shares, or you may not be able to sell your shares at all, which could result in the loss of your investment.

The shares being offered are defined as a penny stock under the Securities and Exchange Act of 1934, and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with spouse), or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Commission. Consequently, the penny stock rules may make it difficult or impossible for you to resell any shares you may purchase.

The Company is selling this offering without an underwriter and may be unable to sell any shares. Unless it is successful in selling a number of the shares, it may have to seek alternative financing to implement its business plans and you may suffer a dilution to, or lose, your entire investment.

This offering is self-underwritten, that is, it is not going to engage the services of an underwriter to sell the shares being offered by the Company; it is intended to sell them through its officers and directors, who will receive no commissions. They will offer the shares to friends, relatives, acquaintances and business associates. However, there is no guarantee that they will be able to sell any of the shares.

Due to the lack of a trading market for our securities, you may have difficulty selling any shares you purchase in this offering, which could result in the loss of your investment.

Our shares are currently traded on OTC Markets "Pink Sheets" under the stock symbol "PGCS". Immediately following the effectiveness of this Registration Statement we plan to file an application to have our shares quoted on the OTC Electronic Bulletin Board (OTCBB), however, there is no guarantee that a trading market on the OTCBB will ever develop. The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. The Company cannot guarantee that our application will be accepted or approved or that its stock will be quoted for sale. As of the date of this filing, there have been no discussions or understandings between Virtual Sourcing, Inc. or anyone acting on its behalf with any market maker regarding participation in a future trading market for its securities. If the market for our common stock decreases or is eliminated, it will be difficult or impossible for you to sell any shares you purchase in this offering. In such case, you may find that you are unable to achieve any benefit from your investment or liquidate your shares without considerable delay, if at all. In addition, if the Company fails to have its common stock quoted on the OTCBB, your common stock will not have a quantifiable value and it may be difficult, if not impossible, to ever resell your shares, resulting in an inability to realize any value from your investment.

You will incur immediate and substantial dilution of the price you pay for your shares, which could affect the overall monetary value of your shares. If the value of your shares significantly decreases, you could lose your investment.

Any investment you make in these shares will result in the immediate and substantial dilution of the net tangible book value of those shares from the $1.00 you pay for them. Upon completion of the offering, the pro forma net tangible book value of your shares will be $.20 per share, $0.80 less than what you paid for them.

There is no guarantee all of the funds raised by the sale of shares being offered by the Company will be used as outlined in this prospectus, which could result in the Company receiving no funds or an amount of funds that will be insufficient to engage in revenue-generating operations. If the Company cannot operate in a way that results in the generation of revenue, it may have to abandon its business plans, which could result in the loss of your investment.

The Company has committed to use the proceeds to the Company that are raised in this offering for the uses set forth in the "Use of Proceeds" section. However, certain factors beyond its control, such as increases in third party vendor costs, increases in the costs of the approval process for our future products, increases in products that we are required to purchase in order to manufacture our products as well as increases in United States and international regulatory fees for public companies, could result in the Company being forced to reduce the proceeds allocated for other uses in order to accommodate these unforeseen changes. The only feasible alternatives to these increases would be for the Company to find less expensive vendors, marketers and distributors, and there is no guarantee that less expensive alternatives would exist. The failure of the Company management to use these funds effectively could result in unfavorable returns. This could have a significant adverse effect on its financial condition and could cause the price of its common stock to decline. Further, because there is no minimum offering amount as part of this offering, we may not receive any funds, or the funds we receive may be insufficient to continue as a Company. If the funds we receive are insufficient to operate in a way that would result in revenue generation, we could go out of business and you could lose your entire investment.

The company officers and directors will continue to exercise significant control over our operations, which means as a minority stockholder, you would have no control over certain matters requiring stockholder approval that could affect your ability to ever resell any shares you purchase in this offering. If you are not able to resell any shares that you purchase in this offering, it may result in the loss of your investment.

Following completion of this Offering, the existing members of the Board of Directors and management of the Company will own 46,3% of the Common Stock, 100% of the Series A Preferred Stock and 36.2% of the Series B Preferred Stock outstanding. Accordingly, our executive officers and directors will continue to have a significant influence in determining the outcome of all corporate transactions, including the election of directors, approval of significant corporate transactions, changes in control of the Company or other matters that could affect your ability to ever resell your Shares. Their interests may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other stockholders.

The Company may issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock.

The current outstanding Series A and Series B Preferred shares may affect the voting power of the holders of our common stock. As of March 31, 2014, the Company had 999 shares of Series A Preferred Stock issued and outstanding. The Preferred Series A Shares carry voting rights of 50.1% of the common stock able to vote or consent to any action requiring a vote regardless of the amount of common stock outstanding. The Series A Preferred Stock is also convertible at a price of $100 divided by the lowest of the closing bid price for the 20 days prior to the conversion request, but at no time less than $0.001. At no time can the Series A Preferred Shares be converted in a way that would result in the beneficial ownership of more than 9.9% of the outstanding shares of the company. As of March 31, 2014, the Company had 276 shares of Series B Preferred Stock issued and outstanding. The Preferred Series B Shares carry no voting rights. The Series B Preferred Stock is also convertible at a price of $1,000 divided by $0.01, or 100,000 common shares for every 1 share of Series B Preferred Stock. At no time can the Series B Preferred Stock be converted in a way that would result in the beneficial ownership of more than 9.9% of the outstanding shares of the company. Additionally, although the Company presently has no intention to do so without stockholder approval, the Board may issue additional Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock. Any such provision may be deemed to have a potential anti-takeover effect, and the issuance of Preferred Stock in accordance with such provision may delay or prevent a change of control of the Company. The Board of Directors also may declare a dividend on any outstanding shares of Preferred Stock. All outstanding shares of Preferred Stock are fully paid and non-assessable.

We may never pay dividends to shareholders, which could reduce the monetary gain you may realize on your investment.

We have not declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings, if any, to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend. If the Company does not pay dividends, the Company's common stock may be less valuable because a return on an investor's investment will only occur if the Company's stock price appreciates.

Because our common stock is not registered under the exchange act, we will not be subject to the federal proxy rules and our directors, executive offices and 10% beneficial holders will not be subject to section 16 of the exchange act. in addition, our reporting obligations under section 15(d) of the exchange act may be suspended automatically if we have fewer than 300 shareholders of record on the first day of our fiscal year.

Our common stock is not registered under the Exchange Act, and we do not intend to register our common stock under the Exchange Act for the foreseeable future (provided that, we will register our common stock under the Exchange Act if we have, after the last day of our fiscal year, more than 500 shareholders of record, in accordance with Section 12(g) of the Exchange Act; as of February 28, 2014, we have less than 40 shareholders of record). As long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules. In addition, so long as our common stock is not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common stock will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4, and 5 respectively. Such information about our directors, executive officers, and beneficial holders will only be available through periodic reports and any registration statements on Form S-1 we file. Furthermore, so long as our common stock is not registered under the Exchange Act, our obligation to file reports under Section 15(d) of the Exchange Act will be automatically suspended if, on the first day of any fiscal year (other than a fiscal year in which a registration statement under the Securities Act has gone effective), we have fewer than 300 shareholders of record. This suspension is automatic and does not require any filing with the SEC. In such an event, we may cease providing periodic reports and current or periodic information, including operational and financial information, may not be available with respect to our results of operations.

Although we expect to apply for quotation on the OTC bulletin board (OTCBB), we may not be approved, and even if approved, we may not be approved for trading on the OTCBB; therefore shareholders may not have a market to sell their shares, either in the near term or in the long term, or both.

Our common stock is currently traded on OTC Markets "Pink Sheets" under the stock symbol "PGCX". Immediately following this registration statement on Form S-1 being declared effective we plan to apply to have the shares quoted on the Over-the-Counter Bulletin Board ("OTCBB"). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 to 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. If our application is rejected, our stock may then continue to be traded on the "Pink Sheets," and the market for resale of our shares would decrease dramatically, if not be eliminated. As of the date of this filing, there have been no discussions or understandings between the Company and anyone acting on our behalf, with any market maker regarding participation in a future trading market for our securities. If the market for our common stock decreases or is eliminated, it will be difficult for you to sell any shares you purchase in this offering. In such a case, you may find that you are unable to achieve any benefit from your investment or liquidate your shares without considerable delay, if at all. In addition, if we fail to have our common stock quoted on the OTCBB, your common stock will not have a quantifiable value and it may be difficult, if not impossible, to ever resell your shares, resulting in an inability to realize any value from your investment.

- 15 -

FORWARD LOOKING STATEMENTS

This Prospectus contains projections and statements relating to the Company that constitute "forward-looking statements." These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as "intends," "believes," "anticipates," "expects," "estimates," "may," "will," "might," "outlook," "could," "would," "pursue," "target," "project," "plan," "seek," "should," "assume," or similar terms or the negatives thereof. Such statements speak only as of the date of such statement, and the Company undertakes no ongoing obligation to update such statements. These statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, and its respective directors, officers or advisors with respect to, among other things:

- trends affecting the Company's financial condition, results of operations or future prospects
- the Company's business and growth strategies
- the Company's financing plans and forecasts
- the factors that we expect to contribute to our success and the Company's ability to be successful in the future
- the Company's business model and strategy for realizing positive results when sales begin
- competition, including the Company's ability to respond to such competition and its expectations regarding continued competition in the market in which the Company competes;
- expenses
- the Company's expectations with respect to continued disruptions in the global capital markets and reduced levels of consumer spending and the impact of these trends on its financial results
- the Company's ability to meet its projected operating expenditures and the costs associated with development of new projects
- the Company's ability to pay dividends or to pay any specific rate of dividends, if declared
- the impact of new accounting pronouncements on its financial statements
- that the Company's cash flows from operating activities will be sufficient to meet its projected operating expenditures for the next twelve months
- the Company's market risk exposure and efforts to minimize risk
- development opportunities and its ability to successfully take advantage of such opportunities
- regulations, including anticipated taxes, tax credits or tax refunds expected
- the outcome of various tax audits and assessments, including appeals thereof, timing of resolution of such audits, the Company's estimates as to the amount of taxes that will ultimately be owed and the impact of these audits on the Company's financial statements
- the Company's overall outlook including all statements under *Management's Discussion and Analysis or Plan of Operation*
- that estimates and assumptions made in the preparation of financial statements in conformity with US GAAP may differ from actual results and
- expectations, plans, beliefs, hopes or intentions regarding the future.

Potential investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that, should conditions change or should any one or more of the risks or uncertainties materialize or should any of the underlying assumptions of the Company prove incorrect, actual results may differ materially from those projected in the forward-looking statements as a result of various factors, some of which are unknown. The factors that could adversely affect the actual results and performance of the Company include, without limitation:

- the Company's inability to raise additional funds to support operations if required
- the Company's inability to effectively manage its growth
- the Company's inability to achieve greater and broader market acceptance in existing and new market segments
- the Company's inability to successfully compete against existing and future competitors
- the effects of intense competition that exists in our industry
- the economic downturn and its effect on consumer spending
- the risk that negative industry or economic trends, reduced estimates of future cash flows, disruptions to our business or lack of growth in our business, may result in significant write-downs or impairments in future periods
- the effects of events adversely impacting the economy or the effects of the current economic recession, war, terrorist or similar activity or disasters
- financial community perceptions of our Company and the effect of economic, credit and capital market conditions on the economy and
- other factors described elsewhere in this Prospectus, or other reasons.

Potential investors are urged to carefully consider such factors. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements and the "Risk Factors" described herein.

USE OF PROCEEDS

If all the shares being offered by the Company are sold the proceeds from this offering will be $25,000,000. The proceeds from this offering are expected to be used in the priority set forth below, within the first 12 months after successful completion of this offering:

Proceeds to the Company:	$	25,000,000
Acquisition of Subsidiary Companies	$	15,975,000
Administrative Costs and Expenses		$1,025,000
Working Capital	$	5,500,000
Product Development and Marketing	$	2,500,000

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In the event that the Company sells 25%, 50% or $75% of the shares being offered by the Company, it expects to disburse the net proceeds as follows:

	25%		50%		75%
Proceeds to the Company:[1]	$	6,250,000	$	12,500,000	$	18,750,000
Acquisition of Subsidiary Companies	$	5,500,000	$	8,000,000	$	11,725,000
Administrative Costs and Expenses	$	200,000	$	525,000	$	775,000
Working Capital	$	100,000	$	1,475,000	$	3,750,000
Product Development and Marketing	$	450,000	$	2,500,000	$	2,500,000

_____

(1) In the event that the Company sells less than 25% of the shares being offered in the primary offering, it will use 90% of the proceeds for working capital and the remaining 10% of the proceeds for administrative costs and expenses.

There is no guarantee the Company will be able to sell the shares being offered in this prospectus. If it is unable to sell enough shares to complete its plan of operations, the business could fail.


DETERMINATION OF OFFERING PRICE


The offering price of $1.00 per share has been determined arbitrarily by the Directors of the company. The price does not bear any relationship to the company assets, book value, earnings, or other established criteria for valuing a company. In determining the number of shares to be offered and the offering price the board took into consideration our capital structure and the amount of money it would need to implement the Company business plans. Accordingly, the offering price should not be considered an indication of the actual value of its securities.


DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES


Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering.

Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholders.

As of March 31, 2014, the net tangible book value of the Company shares was $(961,433). As of the date of this prospectus, the pro forma net tangible book value of the Company shares is $(961,433), or $(0.01) per share based upon 93,886,184 shares outstanding.

Upon completion of this offering, but without taking into account any change in the pro forma net tangible book value after completion of this offering other than that resulting from the sale of all the shares being offered by the Company and receipt of the total proceeds of $25,000,000, the pro forma net tangible book value of the 118,886,184 shares to be outstanding will be $24,038,567, or approximately $.20 per share. Accordingly, the pro forma net tangible book value of the shares held by the existing stockholders (93,886,184 shares) will be increased by an average of $.21 per share without any additional investment on their part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the pro forma net tangible book value per share from the offering price of $1.00 per Share) of $.80 per share. As a result, after completion of the offering, the pro forma net tangible book value of the shares held by purchasers in this offering would be $.20 per share, reflecting an immediate reduction in the $1.00 price per share they paid for their shares.

After completion of the offering, the existing stockholders will own 79% of the total number of shares then outstanding. Upon completion of the offering, the purchasers of the shares offered hereby will own 21% of the total number of shares then outstanding, for which they will have made a cash investment of $25,000,000, or $1.00 per Share.

Upon completion of this offering, but without taking into account any change in the pro forma net tangible book value after completion of this offering other than that resulting from the sale of Seventy-Five Percent (75%) of the shares being offered by the Company and receipt of the total proceeds of $18,750,000, the pro forma net tangible book value of the 112,636,184 shares to be outstanding will be $17,788,567, or approximately $.16 per share. Accordingly, the pro forma net tangible book value of the shares held by the existing stockholders (93,886,184 shares) will be increased by an average of $.17 per share without any additional investment on their part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the pro forma net tangible book value per share from the offering price of $1.00 per Share) of $.84 per share. As a result, after completion of the offering, the pro forma net tangible book value of the shares held by purchasers in this offering would be $.16 per share, reflecting an immediate reduction in the $1.00 price per share they paid for their shares.

After completion of the offering, the existing stockholders will own 83% of the total number of shares then outstanding. Upon completion of the offering, the purchasers of the shares offered hereby will own 17% of the total number of shares then outstanding, for which they will have made a cash investment of $18,750,000, or $1.00 per Share.

Upon completion of this offering, but without taking into account any change in the pro forma net tangible book value after completion of this offering other than that resulting from the sale of Fifty Percent (50%) of the shares being offered by the Company and receipt of the total proceeds of $12,500,000, the pro forma net tangible book value of the 106,386,184 shares to be outstanding will be $11,538,567, or approximately $.11 per share. Accordingly, the pro forma net tangible book value of the shares held by the existing stockholders (93,886,184 shares) will be increased by an average of $.12 per share without any additional investment on their part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the pro forma net tangible book value per share from the offering price of $1.00 per Share) of $.89 per share. As a result, after completion of the offering, the pro forma net tangible book value of the shares held by purchasers in this offering would be $.11 per share, reflecting an immediate reduction in the $1.00 price per share they paid for their shares.

After completion of the offering, the existing stockholders will own 88% of the total number of shares then outstanding. Upon completion of the offering, the purchasers of the shares offered hereby will own 12% of the total number of shares then outstanding, for which they will have made a cash investment of $12,500,000, or $1.00 per Share.

Upon completion of this offering, but without taking into account any change in the pro forma net tangible book value after completion of this offering other than that resulting from the sale of Twenty-Five Percent (25%) of the shares being offered by the Company and receipt of the total proceeds of $6,250,000, the pro forma net tangible book value of the 100,136,184 shares to be outstanding will be $5,288,567, or approximately $.05 per share. Accordingly, the pro forma net tangible book value of the shares held by the existing stockholders (93,886,184 shares) will be increased by an average of $.06 per share without any additional investment on their part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the pro forma net tangible book value per share from the offering price of $1.00 per Share) of $.95 per share. As a result, after completion of the offering, the pro forma net tangible book value of the shares held by purchasers in this offering would be $.05 per share, reflecting an immediate reduction in the $1.00 price per share they paid for their shares.

After completion of the offering, the existing stockholders will own 94% of the total number of shares then outstanding. Upon completion of the offering, the purchasers of the shares offered hereby will own 6% of the total number of shares then outstanding, for which they will have made a cash investment of $6,250,000, or $1.00 per Share.

The following tables illustrate the per share dilution to the new investors if 100%, 75%, 50% and 25% of the shares listed in this offering are sold and does not give any effect to the results of any operations subsequent to September 30, 2013:

		100%		75%		50%		25%
Public Offering Price per Share	$	1.00	$	1.00	$	1.00	$	1.00
Pro forma Net Tangible Book Value Prior to this Offering	$	(.01)	$	(.01)	$	(.01)	$	(.01)
Pro forma Net Tangible Book Value After this Offering	$	.20	$	.16	$	.11	$	.05
Increase in Pro forma Net Tangible Book Value per								
Share Attributable to cash payments from purchasers								
of the shares offered	$	.21	$	.17	$	.12	$	.06
Immediate Dilution per Share to New Investors	$	.80	$	.84	$	.89	$	.95

The following tables summarize the number and percentage of shares purchased the amount and percentage of consideration paid and the average price per Share paid by the existing stockholders and by new investors in this offering if 100%, 75%, 50% and 25% of the shares are sold:

If 100% of the shares are sold:

	Total Price Per Share	Number of Shares Held	Percent of Ownership	Consideration Paid
Investors in This Offering	$1.00	25,000,000	21%	$25,000,000

If 75% of the shares are sold:

	Total Price Per Share	Number of Shares Held	Percent of Ownership	Consideration Paid
Investors in This Offering	$1.00	18,750,000	17%	$18,750,000

If 50% of the shares are sold:

	Total Price Per Share	Number of Shares Held	Percent of Ownership	Consideration Paid
Investors in This Offering	$1.00	12,500,000	12%	$12,500,000

If 25% of the shares are sold:

	Total Price Per Share	Number of Shares Held	Percent of Ownership	Consideration Paid
Investors in This Offering	$ 1.00	6,250,000	6%	$6,250,000

SELLING SHAREHOLDER

The following table sets forth the shares beneficially owned, as of the date of this prospectus, by the selling stockholder prior to the offering contemplated by this prospectus, which are issuable pursuant to the conversion of the selling shareholder's Convertible Promissory Note with the Company, and the number of shares which the selling stockholder would own beneficially if all such offered shares are sold. The selling stockholder is not a registered broker-dealer or an affiliate of a registered broker-dealer. The selling stockholder has acquired its shares solely for investment and not with a view to or for resale or distribution of such securities. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities.

The selling shareholder, may, from time to time, offer and sell pursuant to this prospectus any or all of the Shares that we have issued to it pursuant to the conversion of the Note. The selling shareholder may sell some, all or none of its Shares. We do not know how long the selling shareholder will hold the Shares before selling them, and we currently have no agreements, arrangements or understandings with the selling shareholder regarding the resale of any of the Shares.

As used in this prospectus, the term "selling shareholder" includes WHC Capital, LLC and any donees, pledgees, transferees or other successors in interest selling the Shares received after the date of this prospectus from selling shareholder as a gift, pledge or other non-sale related transfer.

Acquisition of Shares by Selling Shareholder Pursuant to Securities Purchase Agreement and Convertible Promissory Note.

On December 23, 2013, the Company executed a Securities Purchase Agreement and Convertible Promissory Note (the "Note") with WHC Capital, LLC. Pursuant to the Securities Purchase Agreement, the Company issued a $40,000 12% Note with WHC Capital, LLC. The Note matures on December 20, 2014. Interest on the Note is payable in cash upon maturity. If we fail to repay the Note with interest upon maturity, the interest rate increases to 22%. All or any portion of the amounts due under the Note may be converted at any time at the option of WHC Capital, LLC, into shares of our commons tock at a conversion price equal to 50% of the lowest intra-day trading price of our common stock for the ten trading days immediately preceding the conversion date. However, at no time is WHC Capital, LLC able to convert any amount of the Note that would result in the beneficial ownership of more than 9.99% of the outstanding shares of the Company. Ten million shares are being registered under the note, which is the maximum amount of shares the Company believes will be issued pursuant to the conversion of the Note. The Note further states that if this registration statement was not filed within 30 days of the date of the Note, it shall constitute a default, resulting in the principal of the note being increased to 125% of the outstanding principal owed. Due to the default of the filing deadline, the note now carries a principal of $50,000. If this registration statement is not declared effective within 140 days of the date of the Note, the principal balance of the Note, plus any accrued interest will be increased to 125% of the total amount outstanding. The current amount of accrued interest on the Note is $1,260. The number of shares subject to conversion upon that larger amount is also being registered pursuant to the Note. Therefore, we are registering 10,000,000 shares of our common stock underlying the Note.
.

Name [1]	Shares Beneficially Owned Prior to Offering	Shares to be Offered [2]	Shares Beneficially Owned After Offering	Percent Beneficially Owned After Offering
WHC Capital, LLC[3]	10,000,000	10,000,000	0	0

[1] All shares are owned of record and beneficially unless otherwise indicated. Beneficial ownership information for the selling stockholders is provided as of February 28, 2014, based upon information provided by the selling shareholder or otherwise known to us.

[2] Assumes the sale of all shares of common stock registered pursuant to this prospectus. The selling stockholders are under no obligation known to us to sell any shares of common stock at this time.

[3] WHC Capital, LLC is owned and controlled by Mark Grober and Sarfraz Hajee. The 10,000,000 shares includes all shares issuable pursuant to the conversion of the principal and interest of the Convertible Promissory Note dated December 23, 2013, including all default principal amounts that may potentially be incurred. As of the date of this Prospectus, none of the shares have been issued.

PLAN OF DISTRIBUTION

Shares Offered by the Selling Stockholder

The selling security holder may sell some or all of its shares from time to time at a fixed price of $1.00 per share until our shares are quoted on the OTCBB and thereafter at fixed prices, prevailing market prices at the time of sale, at varying prices determined at the time of sale, or privately negotiated prices. Prior to being quoted on the OTCBB, shareholders may sell their shares in private transactions to other individuals. As of the date of this Prospectus, our common stock is not listed on a public exchange. Upon the effectiveness of this Registration Statement, the Company plans to contact a market maker to obtain a listing on the OTCBB. In order to be quoted on the OTCBB, a market maker must file an application on its behalf in order to make a market for the Company's common stock. There can be no assurance that a market maker shall agree to file the necessary documents with FINRA, which operates the OTCBB, nor can there be any assurance that such an application for quotation will be approved or that our shares will be quoted on any exchange.

Once a market has been developed for the Company's common stock, the shares may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers or dealers who act solely as agents, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods:

- ordinary brokers transactions, which may include long or short sales,
- transactions involving cross or block trades on any securities or market where our common stock is trading,
- through direct sales to purchasers or sales effected through agents,
- through transactions in options, swaps or other derivatives (whether exchange listed of otherwise), or
  exchange listed or otherwise), or
- any combination of the foregoing. The selling stockholders may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus.

Brokers, dealers, or agents participating in the distribution of the shares may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Neither the selling stockholders nor the Board Directors of the Company can presently estimate the amount of such compensation. It knows of no existing arrangements between the selling stockholders and any other stockholder, broker, dealer or agent relating to the sale or distribution of the shares. The company will not receive any proceeds from the sale of the shares of the selling security holders pursuant to this prospectus. The Company has agreed to bear the expenses of the registration of the shares, including legal and accounting fees.

In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. None of the selling stockholders who are affiliates of broker-dealers, other than the initial purchasers in private transactions, purchased the shares of common stock outside of the ordinary course of business or, at the time of the purchase of the common stock, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

We are paying all fees and expenses incident to the registration of the shares of common stock. Except as provided for indemnification of the selling stockholders, we are not obligated to pay any of the expenses of any attorney or other advisor engaged by a selling stockholder. We have not agreed to indemnify any selling stockholders against losses, claims, damages and liabilities, including liabilities under the Securities Act.

If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock and activities of the selling stockholders, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in passive market-making activities with respect to the shares of common stock. Passive market making involves transactions in which a market maker acts as both our underwriter and as a purchaser of our common stock in the secondary market. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

Shares Offered by the Company

This is a self-underwritten offering. This Prospectus is part of a prospectus that permits the Company officers and directors to sell the shares being offered by the Company directly to the public, with no commission or other remuneration payable to them for any shares they may sell. There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer. The officers and directors will sell the shares and intend to offer them to friends, family members and business acquaintances, all of whom may be accredited or non-accredited investors. In addition, the Company's officers and directors intend to market the shares to hedge funds, brokers and sophisticated investors that are known to the company. The Company's officers and directors plan to contact friends, family members, business acquaintances, as well as hedge funds and brokers directly to see if there is an interest in purchasing the shares. If there is an interest from the above listed individuals and entities, the Company's officers and directors will provide a subscription agreement, as well as the location of the SEC filings of the Company and any requested copies of this registration statement and prospectus, once effective. In offering the securities on our behalf, they will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Company officers and directors will not register as broker-dealers pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an Issuer may participate in the offering of the Issuer's securities and not be deemed to be a broker-dealer.

    a.   Its officers and directors are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of their participation; and,

    b.   Its officers and directors will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

    c.   Its officers and directors are not, nor will they be at the time of their participation in the offering, an associated person of a broker-dealer; and

    d.   Its officers and directors meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been an associated person of a broker or dealer, within the preceding twelve months; and (C) have not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Its officers, directors, control persons and affiliates do not intend to purchase any shares in this offering. In addition, American Fiber Green Products, Inc. will not benefit from this offering and will not otherwise play a role in this offering.

Terms of the Offering, Shares being Offered by the Company

The shares being offered by the Company will be sold at the fixed price of $1.00 per share until the completion of this offering. There is no minimum amount of subscription required per investor, and subscriptions, once received, are irrevocable.

This offering will commence on the date of this prospectus and continue for a period of 180 days, unless extended by the Company Board of Directors for an additional 90 days. If the board of directors votes to extend the offering for the additional 90 days, a post-effective amendment to the registration statement will be filed to notify subscribers and potential subscribers of the extended offering period. The offering proceeds received from investors will be immediately available to the Company.

Deposit of Offering Proceeds

This is a "best efforts" offering, so the Company is not required to sell any specific number or dollar amount of securities but will use its best efforts to sell the securities offered. The Company has made no arrangements to place subscription funds in an escrow, trust or similar account which means that all funds collected for subscriptions will be immediately available to the Company for use in the implementation of its business plan.

Procedures and Requirements for Subscription

If you decide to subscribe for any shares being sold by the Company in this offering, you will be required to execute a Subscription Agreement and tender it, together with a check, bank draft or cashier's check payable to the Company. Subscriptions, once received by the company, are irrevocable. All checks for subscriptions should be made payable to Virtual Sourcing, Inc.

DESCRIPTION OF SECURITIES

Common Stock

The Company's authorized capital stock consists of 977,000,000 shares of common stock, par value $0.001 per share. The holders of Company common stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by its Board of Directors; (ii) are entitled to share in all of its assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of its affairs; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. As of the date of this Prospectus, there are 93,886,184 shares of our Common issued and outstanding.

Voting Rights

Directors of the Company are elected at the annual meeting of stockholders by a plurality of the votes cast at the election. Holders of shares of the Company's common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of its directors. After this offering is complete and presuming all the 25,000,000 shares are sold, the present stockholders will own 79% of its outstanding shares and the purchasers in this offering will own, in the aggregate, 21% of its outstanding shares. Stockholders have no pre-emptive rights.

Cash Dividends

As of the date of this prospectus, the company has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings of the Company, if any, its capital requirements and financial position, the general economic conditions, and other pertinent conditions. It is the Company's present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in its business operations.

Preferred Stock

The Company's Articles of Incorporation authorizes 22,000,000 shares of Preferred Stock, par value $0.001, of which 10,000 shares are designated as Series A Preferred Stock and 12,000 shares are designated as Series B Preferred Stock. 999 Series A Preferred Shares and 276 Series B Preferred Shares are issued and outstanding as of the date of this Prospectus. The Board may issue additional shares of Preferred Stock in one or more series and fix the rights, preferences and privileges thereof, including voting rights, terms of redemption, redemption prices, liquidation preferences, number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. Although the Company presently has no intention to do so without stockholder approval, the Board may issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock. Any such provision may be deemed to have a potential anti-takeover effect, and the issuance of Preferred Stock in accordance with such provision may delay or prevent a change of control of the Company. All outstanding shares of Series A Preferred Stock are fully paid and non-assessable.

Rights Granted to Holders of Series A Preferred Stock. The holders of the outstanding series of our Series A Preferred Stock have the following rights:

The Series A Preferred Stock shall rank senior to all other classes of Preferred Stock as to dividends, distributions or as to distributions of assets upon liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary.

Voting Rights. The Series A Preferred Stock shall vote as if it had 50.1% of the common stock able to vote or consent to any action requiring a vote regardless of the amount of common stock outstanding as long as one share of the Series A Preferred Stock is outstanding.

Conversion Rights. The holders of the Series A Preferred Stock shall be entitled, at their option, at any time to convert all or any such shares of Series A Preferred Stock into a number of fully paid and non- assessable shares (calculated as to each conversion to the nearest 1/100,000th of a share) of Common Stock. The number of shares of Common Stock to which a holder of Series A Preferred Stock shall be entitled upon conversion shall be determined by dividing (x) $100 by (y) the lowest of the closing bid price for the 20 days prior to the conversion request, but at no time less than $0.001 of the Company's Common Stock.

Unless the holder of shares of Series A Preferred Stock converted specifies otherwise, the Company shall issue fractional shares of Common Stock (carried out to seven decimal places) upon conversion of shares of Series A Preferred Stock. If more than one share of Series A preferred Stock shall be surrendered for conversion at any one time by the same holder, the number of full shares of Common Stock to be issued shall be computed on the basis of the aggregate number of shares of Series A Preferred Stock so surrendered. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series A Preferred Stock, the Company shall pay a cash adjustment in respect of such fractional share in an amount equal to the product of such fraction multiplied by the Fair Market Value of one share of Common Stock on the Conversion Date.

At no time may a holder of Series A Preferred Stock convert shares that would allow him to hold more than 9.9% of the total outstanding common shares of the Company unless waived by the Company for its benefit.

Dividend Rights. (a) The holders of the then outstanding shares of Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Company legally available therefore, cumulative cash dividends accruing on a daily basis from the Original Issuance Date (as hereinafter defined) through and including the date on which such dividends are paid at the annual rate of $4 per share of the Series A Preferred Stock. The term "Original Issuance Date" means, with respect to any particular holder of Series A Preferred Stock, the date on which those share of Series A Preferred Stock were issued to him as evidenced by the date on the stock certificate representing those shares of Series A Preferred Stock. The cash dividends provided for in this Section 2(a) are hereinafter referred to as "Dividends." No dividend shall be paid or declared on ay share of Common Stock, unless a dividend, payable in the same consideration and manner, is simultaneously paid or declared, as the case may be, on such $hare of Series A Preferred Stock in an amount determined as set forth in paragraph (a) above.

The Series A Preferred Stock shall rank senior to all other classes of Preferred Stock as to dividends, distributions or as to distributions of assets upon liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary.

Voting Rights. The Series A Preferred Stock shall vote as if it had 50.1% of the common stock able to vote or consent to any action requiring a vote regardless of the amount of common stock outstanding as long as one share of the Series A Preferred Stock is outstanding.

Conversion Rights. The holders of the Series A Preferred Stock shall be entitled, at their option, at any time to convert all or any such shares of Series A Preferred Stock into a number of fully paid and non-assessable shares (calculated as to each conversion to the nearest 1/100,000th of a share) of Common Stock. The number of shares of Common Stock to which a holder of Series A Preferred Stock shall be entitled upon conversion shall be determined by dividing (x) $100 by (y) the lowest of the closing bid price for the 20 days prior to the conversion request, but at no time less than $0.001 of the Company's Common Stock.

Unless the holder of shares of Series A Preferred Stock converted specifies otherwise, the Company shall issue fractional shares of Common Stock (carried out to seven decimal places) upon conversion of shares of Series A Preferred Stock. If more than one share of Series A preferred Stock shall be surrendered for conversion at any one time by the same holder, the number of full shares of Common Stock to be issued shall be computed on the basis of the aggregate number of shares of Series A Preferred Stock so surrendered. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series A Preferred Stock, the Company shall pay a cash adjustment in respect of such fractional share in an amount equal to the product of such fraction multiplied by the Fair Market Value of one share of Common Stock on the Conversion Date.

At no time may a holder of Series A Preferred Stock convert shares that would allow him to hold more than 9.9% of the total outstanding common shares of the Company unless waived by the Company for its benefit.

Dividend Rights. (a) The holders of the then outstanding shares of Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Company legally available therefore, cumulative cash dividends accruing on a daily basis from the Original Issuance Date (as hereinafter defined) through and including the date on which such dividends are paid at the annual rate of $4 per share of the Series A Preferred Stock. The term "Original Issuance Date" means, with respect to any particular holder of Series A Preferred Stock, the date on which those share of Series A Preferred Stock were issued to him as evidenced by the date on the stock certificate representing those shares of Series A Preferred Stock. The cash dividends provided for in this Section 2(a) are hereinafter referred to as "Dividends." No dividend shall be paid or declared on ay share of Common Stock, unless a dividend, payable in the same consideration and manner, is simultaneously paid or declared, as the case may be, on such $hare of Series A Preferred Stock in an amount determined as set forth in paragraph (a) above.

Rights Granted to Holders of Series B Preferred Stock. The holders of the outstanding series of our Series B Preferred Stock have the following rights.

Series B Preferred Stock shall rank junior to the other classes of Preferred Stock as to dividends, distributions or as to distributions of assets upon liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary.

Voting Rights. There are no voting rights for the Series B Preferred Stock.

Conversion Rights. The holders of the Series B Preferred Stock shall be entitled, at their option, at any time to convert all or any such shares of Series B Preferred Stock into a number of fully paid and non- assessable shares (calculated as to each conversion to the nearest 1/100,000th of a share) of Common Stock. The number of shares of Common Stock to which a holder of Series B Preferred Stock shall be entitled upon conversion shall be determined by dividing (x) $1,000 by (y) $0.01, and if share price is lower than $0.01 the parties will negotiate a fair and equitable conversion at such time as each conversion is requested.

Unless the holder of shares of Series B Preferred Stock converted specifies otherwise, the Company shall issue fractional shares of Common Stock (carried out to seven decimal places) upon conversion of shares of Series B Preferred Stock. If more than one share of Series B preferred Stock shall be surrendered for conversion at any one time by the same holder, the number of full shares of Common Stock to be issued shall be computed on the basis of the aggregate number of shares of Series B Preferred Stock so surrendered. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series B Preferred Stock, the Company shall pay a cash adjustment in respect of such fractional share in an amount equal to the product of such fraction multiplied by the Fair Market Value of one share of Common Stock on the Conversion Date.

At no time may a holder of Series B Preferred Stock convert shares that would allow him to hold more than 9.9% of the total outstanding common shares of the Company unless waived by the Company for its benefit.

Dividend Rights. (a) The holders of the then outstanding shares of Series B Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Company legally available therefore, cumulative cash dividends accruing on a daily basis from the Original Issuance Date through and including the date on which such dividends are paid at the annual rate of $40 per share of the Series B Preferred Stock. The term "Original Issuance Date" means, with respect to any particular holder of Series B Preferred Stock, the date on which those share of Series B Preferred Stock were issued to him as evidenced by the date on the stock certificate representing those shares of Series B Preferred Stock. The cash dividends provided for in this Section 2(a) are hereinafter referred to as "Dividends." The term "dividends" shall include any pro rata distribution by the Company, out of funds of the Company legally available, of cash, property, securities (including, but not limited to, rights, warrants or options) or other property or assets to the holders of the Common Stock, whether or not paid out of capital, surplus or earnings.

INTEREST OF NAMED EXPERTS AND COUNSEL

None of the below described experts or counsel have been hired on a contingent basis and none of them will receive a direct or indirect interest in the Company.

The audited consolidated financial statements for the years ended June 30, 2013 and 2012, included in this prospectus have been audited by Kingery & Crouse, P.A., a Registered Certified Public Accounting Firm. Included are the financial statements in reliance on their report, given upon their authority as experts in accounting and auditing.

The Law Office of Bart and Associates, LLC, located at 8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111, has passed upon the validity of the shares being offered and certain other legal matters and is representing us in connection with this offering.

DESCRIPTION OF OUR BUSINESS

Executive Summary

Virtual Sourcing, Inc. was formed under the laws of the State of Nevada on July 30, 1999 under the name Heritage Scholastic Corp. Heritage Scholastic Corp. was engaged in the business of publishing and distributing supplemental history textbooks for grades Kindergarten through 12. On September 12, 2002, the Company filed a Form 10 with the Securities and Exchange Commission, and became a fully reporting entity. On January 27, 2005, Heritage Scholastic Corp. entered into a Stock Purchase and Share Exchange Agreement with Nano Chemical Systems, Inc. On February 15, 2005, pursuant to the Stock Purchase and Share Exchange Agreement, the company changed its name to Nano Chemical Systems Holdings, Inc. Nano Chemical Systems Holdings, Inc. was engaged in the development of aerosol products and conducted operations in the field of nanotechnology. On March 3, 2008, the Company changed its name to Pangenex Corporation. Pangenex Corporation developed and marketed novel, patented or patent pending condition specific nutraceuticals, topical over the counter drugs and personal care products. On May 12, 2008, the Company filed a Form 15 with the Securities and Exchange Commission in order to terminate its duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934. On May 1, 2012, the Company amended its articles of incorporation to authorize Series A and Series B Preferred Stock. On May 1, 2012, the Company changed its name to Virtual Sourcing, which was approved by FINRA on August 31, 2012. In March 2013, the Company acquired 80% of Allied Recycling Corp. Allied Recycling Corp was formed in March 2013 to be engaged in fiberglass recycling. Allied Recycling Corp. has begun searching for sources of fiberglass waste, capital and equipment that could assist in reprocessing waste and identifying the various types of waste. The Company's current focus is the recycling and remediation of difficult waste streams including fiberglass materials and other composites into recycled goods that can be sold to individual and commercial purchasers.

Our initial business plan is to manufacture products from the waste produced by fiberglass and other composite manufacturing companies. In addition, the Company has begun its project of identifying potential acquisitions and joint venture partners for both recycling of fiberglass waste and creation of end-user products. Our personnel have identified several potential acquisition targets who can use processed waste to replace existing fillers in their manufactured products. As of the date of this prospectus, the Company is actively searching for potential manufacturers of recycled material, or providers of fiberglass waste, that we plan on acquiring as subsidiaries. As of the date of this Prospectus, the Company and its subsidiary have not entered into any definitive agreements to acquire any other subsidiary businesses. By producing its own retail products from fiberglass waste, as well as acquiring a broad base of both recyclers and producers, the Company will be positioned to shoulder the enormous amount of fiberglass waste being produced by manufacturers of fiberglass and their various customers.

Our subsidiary Allied Recycling Corp (ARC) intends to introduce both cost effective recycling methods and production of recycled fiber products. While these recycled products, once manufactured, may compete with certain recycled plastics, ARC products will be unique in that they do not warp, corrode, lose pigment, burn or melt. In addition, the proposed ARC products can be made to any mass, weight, color or shape required by the customer.

Allied Recycling Corp. solves waste stream problems by removing all recyclable fiber materials from the clients' site and transporting them to our various inventory locations. It is ARC's goal to keep cost neutral prices compared to dumping at commercial dump sites. We are currently developing a mobile grinding system that will allow for access to remote sites where materials may be limited or transportation to distant inventory locations is cost prohibitive.

In conjunction with partners, licensors, and the manufacturers themselves, we will utilize a number of facilities around the country for recycling of fiberglass waste and production of useful end-products. Starting in a tri-state region that includes West Virginia, Virginia, and North Carolina, the Company will construct and utilize other facilities and subsidiary companies near major fiberglass manufacturing hubs. Additional locations will be developed along the Atlantic seaboard or the Gulf Coast where abandoned, damaged, or sunken boats may be salvaged for fiberglass that can then be used to manufacture our proposed products. On December 31, 2013, Mario Faraone was appointed as President and Director of the Company. On January 10, 2014 Jeffrey Bartrem was appointed as Director of the Company.

The company does not consider itself to be a blank check company as defined in Rule 419 of Regulation C of the Securities Act of 1933. Based upon the above, the Company believes it is not within the scope of Rule 419.

The Company has not been subject to any bankruptcy, receivership or similar proceeding.

Because its business is customer-driven, its revenue requirements will be reviewed and adjusted based on sales. The costs associated with operating as a public company are included in its budget. Management will be responsible for the preparation of much of the required documents to keep the costs to a minimum. Management believes that its revenue stream will be sufficient to fund its operations over the next twelve months.

The Company has been issued an opinion by our auditors that raised substantial doubt about its ability to continue as a going concern based on its current financial position. The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with existing cash on hand and/or issuance of common shares.

Principal services and their markets

Our Company is a recycled product manufacturing company focusing on the recycling and remediation of difficult waste streams including fiberglass materials and other composites. As of the date of this Prospectus, the Company has not manufactured any of its proposed products.

Products

Our initial business plan is to manufacture products from the waste produced by fiberglass and other composite manufacturing companies. In addition, the Company has begun its project to acquire a variety of subsidiary businesses or joint venture partners for both recycling of fiberglass waste and creation of end-user products. Our personnel have identified several potential acquisition targets who can used processed waste to replace existing fillers in their manufactured products.   As of the date of this prospectus, the Company is actively searching for potential manufacturers of recycled material, or providers of fiberglass waste, that we plan on acquiring as subsidiaries or contracting with joint venture partners. As of the date of this Prospectus, the Company and its subsidiary have not entered into any definitive agreements to acquire any other subsidiary businesses.

By producing its own retail products from fiberglass waste, as well as acquiring a broad base of both recyclers and producers, the Company will be positioned to shoulder the enormous amount of fiberglass waste being produced by manufacturers of fiberglass and their various customers. Initially, the Company plans on manufacturing non-structural products such as sound barriers, wall sections, fiber filled forms for poured concrete, paving bricks and stones. We believe that manufacturing will begin by approximately October of 2014. The company plans to begin selling the non-structural products immediately after manufacturing begins. As of the date of this prospectus, we have not yet begun manufacturing any of our proposed non-structural products. We have not yet determined which non-structural products will be manufactured in our initial production phase, and the quantities that we will be able to manufacture will depend on the amount of fiberglass waste that we receive. We believe we will begin manufacturing of our initial non-structural products in the fall of 2014, which will be our initial production phase. The time from manufacturing to market for each non-structural product we plan to manufacture is approximately 90 days. In addition, the Company is currently developing large commercial roll-off containers, specifically in the twenty to thirty yard size. The material required to manufacture the roll of waste containers has been ordered and is being tested for quality assurance. We are in negotiations with a third party company to provide the waste that we will store in our roll of waste containers. The third party company will take ownership of the initial waste containers to use for its waste disposal, and will discard its current metal containers. The third party company will also be using its in house engineers to produce the drawing specifications of the containers from which they will manufacture the containers for testing. The third party company is currently finalizing its due diligence related to providing the Company with its down chute waste, and the Company believes it will be prepared to manufacture its roll of containers and begin acquiring the down chute waste to be stored in the roll of containers by the end of the first quarter 2015.

Our subsidiary Allied Recycling Corp (ARC) is developing utilization of waste from down chute waste from a major manufacturer of fiberglass strands. This product development began in late 2013 with tests that included the fiberglass manufacturer, personnel from Allied Recycling Corp and a concrete products manufacturer in West Virginia. The project continues and the first full loads of waste were received in April with additional loads to be received on a test basis though July 2014. The Company plans to hire third party manufacturers to produce its containers, and will purchase the containers once completed out of funds received from this offering, or revenue once generated. The mine blocks that have been made and tested have superior strength, reduced weight and a small savings in cost from the blocks that concrete manufacturer has sold for decades. The mine blocks that have been created are tested at various points in the production cycle, including immediately upon completion as well as prior to being placed in the curing room. In addition, the mine blocks are retested in the curing room at 10 days and 28 days. The testing is comprised of breaking pressure per square inch, which must be at least 1,700 pounds per square inch, weight at each state, and moisture content. The mine blocks manufactured from the down chute waste exceeded the 1,700 pounds per square inch industry standard as of the 10 day curing room testing procedure, and also held less moisture and weighed less than the industry standard. The mine blocks are currently being stored in the manufacturing facility of the third party concrete products manufacturer in West Virginia. Additional products will be tested in the coming months including highway sound barriers, burial vaults, face brick and other products currently produced or purchased by the concrete manufacturer. Allied Recycling Corp has a license agreement for patented technology that recycles hard fiberglass waste to a fiber fluff that can be used in more than 100 products the licensor and the company have identified.

We currently have no contracts in place with the manufacturer of fiberglass strands or the concrete manufacturer in West Virginia.

Allied Recycling Corp. solves waste stream problems by removing all recyclable fiber materials from the clients' site and transporting them to our various inventory locations. The fiberglass waste will be removed by large box trucks, which we plan on renting or purchasing, depending on the amount of our available cash resources and revenue. As of the date of this prospectus, the Company has not yet obtained customers from which to remove fiberglass waste. It is ARC's goal to keep cost neutral prices compared to dumping at commercial dump sites. We are currently developing a mobile grinding system that will allow for access to remote sites where materials may be limited or transportation to distant inventory locations is cost prohibitive.

Allied Recycling Corp also has an agreement to provide chopping and grinding services at the licensors sites and have it shipped to whatever location the licensor requires. The licensor currently has more than 5 million pounds of outdated, imperfect or expired wind turbine blades on the ground at five inventory sites in the United States. Until the Company has generated revenue sufficient to pay licensing fees directly, the licensor will deduct lease payments and amounts owed related to the lease of the machinery from the funds owed to the Company for the work completed by the Company and billed to the licensor. The work performed by the Company will be the chopping of waste, and the licensor will pay a fee for this service. These blades require removal of lightning rods and cutting them into manageable pieces to fit the opening of the grinder that sizes them to approximately 2 inch pieces so the that the licensor can use their technology to go to fluff product. We originally ordered a mobile grinding unit in 2013 with the expectation that we would have it in time to begin operations in late 2013. The harshness of the Winter and delays in our original schedule for funding has created a situation that requires us to take delivery of the equipment ordered when we are sure of our sources of capital.

The Company's current business plans include salvaging fiberglass waste materials, providing chopping and grinding services for third parties as it relates to fiberglass waste, the manufacture of retail and commercial building goods through the acquisition of retail manufacturing subsidiaries, and attempting to find other uses for its recycled fiberglass waste materials. Some uses, including concrete manufacturing, hold great potential as an outlet for recycled material. Particularly useful in construction of bridge beams, fiberglass can be used as a reinforcing agent. Additionally, in mining operations, the creation of non-structural ventilation walls is of extreme importance. Use of recycled fiberglass material in these walls will reduce the weight of the wall without compromising the integrity of the wall. Concrete manufacture is thus one of several options available as we expand our efforts to create a variety of outlets for recycled fiberglass material.

Environmental Benefits.

Recently, green initiatives in energy creation have found a significant use for fiberglass and composites. Wind farms, in seeking to create a solution to the energy problem in the United States, have ironically created their own disposal issue. The blades contain an enormous amount of fiberglass that currently has no outlet other than a landfill. Another immediate, and potentially larger, environmental problem exists in the disposal of sunken, damaged, or abandoned boat hulls, containing large amounts of fiberglass, left in the wake of the recent damaging coastal weather events, particularly Hurricane Katrina and Superstorm Sandy.

By creating our products from fiberglass and other composite material waste, such as the fiberglass created from manufacturing companies, as well as salvaging the fiberglass contained in items to be deposited in landfills, the Company would be assisting with:

- Reduction of waste in landfills.

- Production of useful materials from waste that would otherwise take generations to degrade.

- Clearing of boats from inland and costal waterways, subsequent reduction in environmental issues including oil leakage, battery leakage and damage to wildlife.

- Bolstering of an aging infrastructure system without creation of new waste.

- Creation of more space for biodegradable waste, for which the landfills were originally intended.

Revenue Model and Distribution methods of the products or services

Our revenue model is based on selling our current products, creating additional products, acquiring other companies that currently recycle waste products into end user products, and customer development. We will generate revenue through the sale of our products to individual consumers at retail stores as well as to larger commercial consumers who will purchase bulk quantities for stocking in their retail locations. We plan on expanding our product line to additional products made from recycled materials, and we also plan on acquiring additional companies that already manufacture end user consumer products from recycled materials.

We are currently focusing our attention on the distribution of our products in the mid-Atlantic region, but expect to expand nationwide. If we are successful in generating revenue and selling our products and services in the United States, we may decide to expand internationally, however, as of the date of this Prospectus, the Company has no plans to expand internationally. In the mid-Atlantic region, we intend to use the existing marketing channels of our potential joint venture partners and those of our potential acquisitions. As of the date of this Prospectus, we do not have any joint venture partners, but are in negotiations to sign definitive agreements with potential joint venture partners. All of our potential joint venture partners and potential acquisition candidates are located in the mid-Atlantic region. In addition, we plan to market our products through waste management magazines, construction supply magazines and catalogs and directly to large commercial users of fiberglass waste products. The Company intends to expand and develop its distribution model nationwide by locating regional manufacturers to produce our products in order to reduce shipping costs. We also may use our future manufacturers' distribution chains in order to market our products.

The Company will identify and address additional target markets for its products with market research and feedback from its customers.

Status of any publicly announced new product or service

None

Competition, competitive position in the industry and methods of competition

Currently, the largest competition the Company has for the acquisition of fiberglass waste is our licensor for the technology that will be used to recycle certain types of waste. However, the down chute waste that we intend to acquire from manufactures does not require the use of any patented technology and has small competition for its supply. This allows the Company to be one of the first companies acquiring down chute waste for recycling, as well as one of the few companies producing products manufactured from recycled fiberglass. In addition, the Company's proposed consumer products will compete with traditional materials like wood, plastic, steel and aluminum. This is a different process than the use of the patented machinery which is a separate revenue stream that comes from grinding and treating products at the end of their useful lives. The Company's products and industry as a whole are subject to extreme competition. There is no guarantee that we can sustain our market position or expand our business. We anticipate that the intensity of competition in the future will increase.

We compete with a number of entities that supply recycled retail goods to individual and commercial consumers in our markets. Such competitor entities include companies that have established loyal customer bases; (2) local companies that have the same or a similar business plan as we do; and (3) a variety of other local and national companies with which we either currently or may, in the future, compete.

Many of our current and potential competitors are well established and have longer operating histories, significantly greater financial and operational resources, and name recognition than we have. However, we believe that the fact that we will acquire down chute fiberglass waste will be unique in the industry, as currently there are few other companies actively acquiring the down chute waste, which we will then use to manufacture our proposed products. Although there are many companies with which we compete with respect to retail goods made from different materials, we believe that our products will attract attention and customers due to the unique recycled products that our products are comprised of.

Sources and availability of raw materials and the names of principal suppliers

Primary manufacturers of fiberglass run a range of industries including home products, boats, and aeronautics. Primary manufacturers include Owens Corning, PPG Industries, Boeing, Brunswick, Siemens, and many others. The Company plans to partner with such companies, in order to purchase the fiberglass and composite waste products from them that are created as byproducts from their manufacturing processes. In addition, the Company plans to partner with waste disposal companies, in order to purchase items such as boat and ship hulls containing fiberglass. The Company's success will depend in part upon our ability to successfully secure such materials from suppliers that are delivered with consistency and at a quality that meets our requirements. The price and availability of these materials are subject to market conditions. Increases in the price of our products due to the increase in the cost of raw materials could have a negative effect on our business.

Patents and Trademarks

The Company currently has no patents or trademarks on its brand name and has not and does not intend to seek protection for our brand name or our mobile applications at this time; however, as business develops and operations continue, it may seek such protection. Despite efforts to protect its proprietary rights, such as its brand and service names, since it has no patent or trademark rights unauthorized persons may attempt to copy aspects of the Company business, including its web site design, services, product information and sales mechanics or to obtain and use information that it regards as proprietary. Any encroachment upon the Company's proprietary information, including the unauthorized use of its brand name, the use of a similar name by a competing company or a lawsuit initiated against it for infringement upon another company's proprietary information or improper use of their trademark, may affect its ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on its business. Litigation or proceedings before the U.S. or International Patent and Trademark Offices may be necessary in the future to enforce our intellectual property rights, to protect its trade secrets and domain name and/or to determine the validity and scope of the proprietary rights of others. Any such litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business operations and/or results of operations.

While the Company does not own any Patents, its subsidiary, Allied Recycling Corp. has acquired a sub-license to use patented technology from American Fiber Green Products, Inc., which has licensed patented technology from the Amour Family Trust. The patented technology is important to our Company's business, as it allows for the recycling of hardened waste from items such as boats, auto parts, and other manufacturing waste products. The patented technology breaks down the hardened waste products to fluff, which is then used as a filler in manufactured products such as fence boards and decking seawalls. Pursuant to the license agreement, Allied Recycling Corp. must pay quarterly royalty payments to the Licensor and must also pay 10% of the net profit it receives from operations to American Fiber Green Products, Inc. In addition, Allied Recycling Corp became the sole provider of conditioned fiber fluff or sized material from all inventoried recyclable material obtained or possessed by American Fiber Green products, Inc. The territory that Allied Recycling Corp. acquired pursuant to the License Agreement includes the Mid-Atlantic region of the United States, with an option to acquire rights to the complete Eastern seaboard with the exception of the state of Florida.

Government Approval

The Company does not require any government approval for its products. However, our operations are subject to federal, state and/or foreign environmental laws and regulations, and the Company, prior to engaging in the manufacture of its products and the recycling of fiberglass waste, will acquire all licenses required in order to comply with all rules and regulations required by any regulatory agency. Environmental laws and regulations change regularly and we may become subject to increasingly stringent environmental standards in the future. Failure to comply with these laws could result in fines and penalties, and the interruption of manufacturing operations.

Government and Industry Regulation

The Company will be subject to local and international laws and regulations that relate directly or indirectly to its operations, such as the Securities Act of 1933, the Securities and Exchange Act of 1934, and the Nevada Revised Statutes. It will also be subject to common business and tax rules and regulations pertaining to the operation of its business, such as the United States Internal Revenue Tax Code and the Nevada State Tax Code. The Company will also be subject to proprietary regulations such as United States Trademark and Patent Law as it applies to the intellectual property of third parties. The Company believes that the effects of existing or probable governmental regulations will be additional responsibilities of the management of the Company to ensure that the Company is in compliance with securities regulations as they apply to the Company's products as well as ensuring that the company does not infringe on any proprietary rights of others with respect to its products. The Company will also need to maintain accurate financial records in order to remain complaint with securities regulations as well as any corporate tax liability it incurs.

Research and Development Activities

Other than personal time spent researching our proposed products, the Company has spent no additional funds on the development of its products.

Employees and Employment Agreements

As of the date of this Prospectus, the Company has two full-time employees, one of whom is employed with the Company's subsidiary. The Company's activities are managed by the Company's management group. Allied Recycling Corp entered into an employment agreement with our President and Director, Mario Faraone, on May 1, 2013. Pursuant to the Agreement, Mr. Faraone is to act as Director of Operations from May 1, 2013 through April 30, 2015. Mr. Farone's compensation under the agreement is $70,000 annually, with a 4% increase during each year starting in the second year of the Agreement. In addition, Mr. Faraone may earn bonus compensation equal to 3% of the gross revenue of the corporation annually, which can be increased by additional 1% increments for each 20% increase over the previous year's gross revenue. The Agreement may be terminated by Allied Recycling Corp. at any time for cause, immediately upon death, after 120 days of a significant impairment or disability, and with 60 days prior written notice without cause. The duties of our second full time employee are to develop the contacts necessary to assist the Company in developing its extruded products, yard ornaments and paving stone systems related products, as well as manufacturers of such products.

Our officer and directors will not receive any proceeds from this offering as compensation.

Organization

The Company is comprised of one corporation and one 80% owned subsidiary, Allied Recycling Corp. The remaining 20% of Allied Recycling Corp. is owned by Gallant Acquisition Corp, which is wholly owned by our sole officer, Mario Faraone. All net profits of Allied Recycling Corp. will be paid annually, 80% to the Company and 20% to Gallant Acquisition Corp. All of our operations are conducted through the corporation and subsidiary.

Following our offering, assuming that all shares are sold, the organizational and ownership structure shall be as follows:

Common Shares

Shareholder	Amount of Shares Owned
Gallant Acquisition Corp.	55,000,000
Current Company Shareholders (Excluding Gallant Acquisition Corp.)	38,886,184
Shareholders in Offering	25,000,000
WHC Capital, LLC	10,000,000

Preferred Shares

Shareholder	Amount of Shares Owned
Gallant Acquisition Corp.	999 Series A Preferred Shares
	100 Series B Preferred Shares
SS Realty , LLC	176 Series B Preferred Shares

Following our offering, assuming that all shares are sold, the organizational structure of our subsidiary, Allied Recycling Corp. shall be 80% owned by the Company, and 20% owned by Gallant Acquisition Corp. Gallant Acquisition Corp. is wholly owned by our officer and director, Mario Faraone.

DESCRIPTION OF PROPERTY

The Company operations are currently being conducted out of the Company office located at 1200 G St. NW, Suite 800, Washington, D.C. 21046. It considers that the current principal office space arrangement adequate and will reassess its needs based upon the future growth of the Company.

LEGAL PROCEEDINGS

The Company is not involved in any pending legal proceeding nor is it aware of any pending or threatened litigation against us.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is currently traded on OTC Markets "Pink Sheets" under the symbol "PGCX". Following completion of this offering, The Company intends to apply to have its common stock quoted on the Over-the-Counter Bulletin Board.

Penny Stock Rules

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

A purchaser is purchasing penny stock which limits the ability to sell the stock. The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stocks for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his/her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in us will be subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document, which:

a.   contains a description of the nature and level of risk in the market for penny stock in both public offerings and secondary trading;
b.   contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the Securities Act of 1934, as amended;
c.   contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" price for the penny stock and the significance of the spread between the bid and ask price;
d.   contains a toll-free telephone number for inquiries on disciplinary actions;
e.   defines significant terms in the disclosure document or in the conduct of trading penny stocks; and
f.   contains such other information and is in such form (including language, type, size and format) as the Securities and Exchange Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, to the customer:

a.   the bid and offer quotations for the penny stock;
b.   the compensation of the broker-dealer and its salesperson in the transaction;
c.   the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
d.   monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling their securities.

Holders of Our Common Stock

As of the date of this Prospectus, the Company has 34 stockholders of record and there are 93,886,184 shares of the Company's common stock outstanding.

Reports

Upon the effectiveness of the Registration Statement of which this Prospectus is a part, it will be subject to certain reporting requirements and will file with the SEC annual reports including annual financial statements, certified by the Company's independent accountants, and un-audited quarterly financial statements in its quarterly reports filed electronically with the SEC. All reports and information filed by the Company can be found at the SEC website, www.sec.gov.

Stock Transfer Agent

ClearTrust, LLC of 16540 Pointe Village Drive, Suite 206, Lutz, FL 33558, Phone: (813)-235-4490, Fax: (813) 388-4549, has been appointed as the Company's stock transfer agent.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

Virtual Sourcing, Inc. was formed under the laws of the State of Nevada on July 30, 1999 under the name Heritage Scholastic Corp. On September 12, 2002, the Company filed a Form 10 with the Securities and Exchange Commission, and became a fully reporting entity. On January 27, 2005, Heritage Scholastic Corp. entered into a Stock Purchase and Share Exchange Agreement with Nano Chemical Systems, Inc. On February 15, 2005, pursuant to the Stock Purchase and Share Exchange Agreement, the company changed its name to Nano Chemical Systems Holdings, Inc. On March 3, 2008, the Company changed its name to Pangenex Corporation. On May 12, 2008, the Company filed a Form 15 with the Securities and Exchange Commission in order to terminate its duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934. On May 1, 2012, the Company amended its articles of incorporation to authorize Series A and Series B Preferred Stock. On May 1, 2012, the Company changed its name to Virtual Sourcing, which was approved by FINRA on August 31, 2012. The Company's focus is the recycling and remediation of difficult waste streams including fiberglass materials and other composites into recycled goods that can be sold to individual and commercial retail consumers.

Our initial business plan is to manufacture products from the waste produce by fiberglass and other composite manufacturing companies. In addition, the Company has begun its project to acquire a variety of subsidiary businesses for both recycling of fiberglass waste and creation of end-user products. By producing its own retail products from fiberglass waste, as well as acquiring a broad base of both recyclers and producers, the Company will be positioned to shoulder the enormous amount of fiberglass waste being produced by manufacturers of fiberglass and their various customers.

We will generate revenue through the sale of our products to individual consumers at retail stores as well as to larger commercial consumers who will purchase bulk quantities for stocking in their retail locations. We plan on expanding our product line to additional products made from recycled materials, and we also plan on acquiring additional companies that already manufacture end user consumer products from recycled materials. The Company is currently conducting operations.

The company operations are currently being conducted out of the premises of the Company office located at 1200 G St. NW, Suite 800, Washington, D.C. 21046, Telephone; 877-291-0053.

Results of Operations

For the Years ended June 30, 2013 and June 30, 2012

The Company generated $0 in revenue during the years ended June 30, 2013 and June 30, 2012.

Operating Expenses, which consisted of general and administrative expenses, was $8,761,546 for the year ended June 30, 2013. This compares with operating expenses for the year ended June 30, 2012 of $102,873. The increase in our operating expenses was attributed to charges directly related to the conversion of preferred shares that were under market prices and the costs of acquisition of Allied recycling Corp. The cost of the preferred share conversion was $109,625 for the conversion of the Series A Preferred Shares and $0 for the Series B Preferred Shares. The cost associated with the acquisition of Allied Recycling Corp. was valued at $8,250,000 for the 55,000,000 Common Shares, $99,900 for the 999 Series A Preferred Shares, and $100,000 for the 100 Series B Preferred Shares. The company also added employees through the ARC acquisition and incurred $30,000 in expense. The company also hired a consultant in May 2013 causing $25,000 in expenses to be added.

As a result of the foregoing, we had a net loss of $8,761,546 for the year ended June 30, 2013. This compares with a net loss for the year ended June 30, 2012 of $102,873.

For the Nine Months Ended March 31, 2014 Compared to the Nine Months Ended March 31, 2014.

The Company generated $0 in revenue during the nine month periods ended March 31, 2014 and March 31, 2013.

Operating expenses, which consisted of general and administrative expenses, for the nine month period ended March 31, 2014, were $870,719. This compares with operating expenses for the nine month period ended March 31, 2013 of $134,877. The increase in our operating expenses during the nine month period ended March 31, 2014 was due to the costs of wages accrued in Allied Recycling, costs associated with a consulting contract and the additional costs for auditing and legal fees. The costs of the wages accrued for Allied Recycling Corp. for the period ended March 31, 2014 were $34,000. The costs associated with the consulting contract for the period ended March 31, 2014 were $153,750. The consulting contract was for services and personnel related to accounting, compliance, regulatory and tax filings, assistance with locating professionals for the Company's future advisory board, and additional advisory services to be provided to the Company's board of directors. The Consulting Agreement has been terminated as of May 2014, with the consent of both parties. The costs related to the increase in auditing and legal fees were $97,740 for the period ended March 31, 2014.

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The derivative loss was $416,573 for the nine months ended March 31, 2014, and related to the note issued during the period.

As a result of the foregoing, we had a net loss of $1,338,552 for the nine month period ended March 31, 2014. This compares with a net loss for the nine month period ended March 31, 2013 of $134,877.

In its audited financial statements as of June 30, 2013, the Company was issued an opinion by its auditors that raised substantial doubt about the ability to continue as a going concern based on the Company's current financial position. Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to successfully develop and market our products and our ability to generate revenues.

The following table provides selected financial data about the Company as of March 31, 2014. For detailed financial information, see the financial statements included in this prospectus.

Balance Sheet Data:		March 31, 2014
Cash	$	276
Total assets	$	276
Total liabilities	$	961,709
Stockholders' deficit	$	(961,433)

The following table provides selected financial data about the Company for the year ended June 30, 2013. For detailed financial information, see the financial statements included in this prospectus.

Balance Sheet Data:		June 30, 2013
Cash	$	0
Total assets	$	0
Total liabilities	$	222,371
Stockholders' deficit	$	(222,371)

If we succeed in developing clients for our services and generating sufficient sales, we will become profitable. We cannot guarantee that this will ever occur. Our plan is to continue operating in a manner which will be successful. If the company must obtain capital to continue its operations in addition to its current revenue stream, the Company will generate cash flow through the sale of its common stock.

Going Concern

In its audited financial statements as of June 30, 2013 the Company was issued an opinion by its auditors that raised substantial doubt about the ability to continue as a going concern based on the company current financial position.

Immediate Plan of Operation:

At present management will concentrate on the completion of the Registration Statement while concurrently pursuing its business plan, which is to manufacture retail goods made from recycled fiberglass and composite waste, and shall also continue to search for possible recycled goods manufacturers to acquire as subsidiaries. This will occur regardless of how many offered shares are sold in this offering.

Continuing Plan of Operation (0-12 months):

The goal for the Company in the next twelve months is to contract with providers of down chute fiberglass waste, which will allow us to have recyclable materials to begin our manufacturing process. In addition, we plan on contracting with third party manufacturers who will manufacture our proposed products from the down chute waste we plan to obtain, or alternatively, we may lease facilities to manufacture the products on our own. Once we have a reliable source of recyclable fiberglass and a third party manufacturer, we intend to begin our sales and marketing efforts in order to create product awareness and begin the sales of our products, which will in turn allow us to begin generating revenue. We believe that obtaining recyclable fiberglass waste from down chute waste providers will take approximately three months. We will require approximately 50,000 pounds of waste per production day in order to begin manufacturing, and we believe we will be provided with more than 50,000 pounds of waste by the third party waste provider that we are currently in negotiations with. We will be acquiring the waste from a third party, and we will not be manufacturing the waste ourselves. The production of 50,000 pounds of waste per production day requires approximately six employees. The process of finding a third party manufacturer who will create our proposed products, or obtaining a leased facility to manufacture the products on our own will take approximately six to nine months. The required capacity of the facility required for either the Company or a third party manufacturer, in order to produce our proposed products, is approximately 4,000 square feet. The basic equipment necessary to create our products will be two forklifts, ten 20 yard roll off containers, a small tractor for moving waste containers, bailing equipment and a textile chopper. All other manufacturing equipment would already be present in any facility that we lease, or at any facility used by a third party manufacturer that we contract with. We believe that manufacturing time for our products will be approximately three to six months after testing is completed, and any products created would be housed in the manufacturer's facility if we do not have a leased facility of our own. We plan to begin our marketing in sales efforts in approximately nine to twelve months. All marketing and sales costs will be paid from the proceeds of this offering, or from our revenue generation, if we are generating revenue at the time we begin our marketing and sales efforts.   We will simultaneously be searching for subsidiary companies to acquire, and all purchase costs of such subsidiaries will be paid out of the proceeds of our primary offering. The amount of funds required to acquire a subsidiary company will vary greatly. If we do not raise enough funds from this offering to acquire any subsidiary companies, we will attempt to acquire such subsidiary companies from the revenue we plan to generate. If we do not generate any revenue and do not raise any funds from this offering, we will attempt to acquire subsidiary companies through the issuance of our common stock.

In order to implement our current plan of operations, excluding any acquisitions of subsidiary companies, we will require approximately $750,000, which will allow us to purchase necessary equipment for approximately $300,000, lease facilities for our manufacturing and operations, or hire a third party manufacturer for approximately $100,000, and will provide us with working capital and operating costs of $350,000. If we do not raise the $750,000 necessary to purchase equipment, lease facilities for manufacturing and manufacture our own goods, we will be required to lease the equipment necessary to manufacture our goods, and will also be required to hire third parties to manufacture our goods. It is not possible to determine the exact cost of leasing the equipment and the hiring of third party manufacturers, but all associated costs, if not received from this offering, will be derived from our revenue or the additional sale of our unregistered securities. Regardless of the amount of funds raised as part of this offering, the Company believes that it will be able to continue as a going concern.

The following table lists our proposed plan of operations for the next 12 months, including the capital needed to achieve each milestone:

STEPS	TIMEFRAME	CAPITAL
Waste Preparation		
Equipment purchase/lease	6 weeks from locating equipment and receiving capital from registration statement	$30,000
Installation in facility	2 weeks	$5,000
Hiring and training 12 employees	immediately on installation of equipment 3 week process	$26,000
Begin production at concrete facility	12th week	
Contract with concrete manufacturer		
Capital commitment	With completion of capital raise	$500,000

.

Development and manufacturing of 20 and 30 yd waste containers

Engineering	upon effectiveness of registration agreement	$10,000
Production joint venture agreement	upon effectiveness of registration agreement	$2,500
Design and installation of equipment	two weeks after engineering is completed or 6 weeks after effectiveness of registration	$35,000
Hiring and training 4 employees	immediately upon installation of equipment 1 week training	$3,000
Manufacturing begins	week eight	
Expected JV capital commitment	upon capital raise	$500,000

Sales

Hiring and training of sales force	6 weeks after registration effectiveness 1 week training	$3,000

Additional product development

Product selection	4th month of operations	$0
Product marketing and area research	4th month of operations	$0
Research and development	5th through 7th month of operation inclusive of all 3 items	$50,000
Locate facility or equipment for manufacturing	6th month of operations	$10,000
Purchase or lease equipment	7th month of operations	TBD
Install and begin manufacturing	before month 8 of operations	TBD

Total Capital
$1,074,500

Liquidity and capital resources

As of March 31, 2014 we had cash or cash equivalents of $276. As of June 30, 2013 we had cash or cash equivalents of $0. As of June 30, 2012 we had cash or cash equivalents of $0.

If our revenue is not sufficient to allow us to meet our cash requirements during the next twelve months, the Company will need to raise additional funds through the sale of its equity securities. We cannot guarantee that we will be successful in generating sufficient revenues or other funds in the future to cover these operating costs. Failure to generate sufficient revenues or additional financing when needed could cause us to go out of business.

Net cash used in operating activities was $47,286 for the nine month period ended March 31, 2014. This compares to net cash used in operating activities of $33,897 for the nine month period ended March 31, 2013. Net cash used in operating activities was $41,226 for the year ended June 30, 2013, which compares with net cash used in operating activities of $2,258 for the year ended June 30, 2012.

Cash flows from investing activities were $0 for the nine month periods ended March 31, 2014 and March 31, 2013. Net cash from investing activities were $0 for the years ended June 30, 2013 and June 30, 2012. We anticipate significant cash outlays for investing activities over the next twelve months should we be able to initiate our business plans and additional purchases of manufacturers of retail goods made from recycled waste materials. We plan to use funds received as part of this offering to pay for costs associated with our expansion plans and additional purchases of equipment.

Cash flows provided by financing activities were $47,562 for the nine month period ended March 31, 2014 which compares to cash flows provided by financing activities of $33,958 for the nine month period ended March 31, 2013. The change in cash flows related to financing activities is due to additional proceeds received related to loans made to the company. Cash flows provided by financing activities was $41,226 for the year ended June 30, 2013, which compares with cash flows provided by financing activities of $2,558 for the year ended June 30, 2012.

As of March 31, 2014, our total assets were $276 and our total liabilities were $961,709. As of June 30, 2013, our total assets were $0 and our total liabilities were $222,371. As of June 30, 2012 our total assets were $0 and our total liabilities were $556,326.

We expect variation in revenues to account for the difference between a profit and a loss. Also business activity is closely tied to the U.S. economy. Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to successfully continue to develop our products and our ability to generate revenues.

Off-Balance Sheet Arrangements

None.

Significant accounting policies:

Accounting Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

Going Concern

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has experienced a loss from operations and currently has no revenue generating operations. The Company has reported a net losses and has working capital and stockholder deficits.

The Company's ability to continue as a going concern is contingent upon its ability to secure additional financing, increase ownership equity and develop profitable operations. It is also seeking established businesses with which it can merge. In addition, the Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which the Company operates.

The Company is pursuing financing for its operations and seeking additional private investments. In addition, the Company is seeking to expand its revenue base and operations. Failure to secure such financing or to raise additional equity capital and to expand its revenue base and operations may result in the Company depleting its available funds and not being able pay its obligations.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Recent Accounting Pronouncements:

There have been no recent accounting pronouncements or changes in accounting pronouncements which would have a material impact on our financial statements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors of the Company are elected by the stockholders to a term of one year and serve until their successors are elected and qualified. Officers of the Company are appointed by the Board of Directors to a term of one year and serve until their successors are duly appointed and qualified, or until the officer is removed from office. The Board of Directors has no nominating, auditing or compensation committees.

The name, address, age and position of the company officer and director is set forth below:

Name and Address	Age	Position(s)
Mario Faraone 1200 G St. NW, Suite 800 Washington, DC 21046	33	Director, President
Jeffrey Bartrem 1200 G St. NW, Suite 800 Washington, DC 21046	59	Director

The persons named above are expected to hold said offices/positions until the next annual meeting of our stockholders. The persons named above are the company's only officers, directors, promoters and control persons. Below is the business experience of each above listed individual during at least the last five years:

Background Information about Our Officers and Directors

Mario Faraone has been President and a Director of the Company since December 31, 2013 and Chairman of the Board of Directors since March 6, 2013. He has also been a employed by Citi Mortgage for all of the last five years. He is charged with developing innovative finished product marketing tools using social media and other web based applications to increase company awareness to a mass audience in a cost effective manner. Mr. Faraone was chose to serve as an officer and director of the Company due to the fact that he has participated in the financial industry for several years, and has a degree related to finance, which the Company believes is important at this stage of the Company's development. He is also our controlling shareholder, and sold 80% of Allied Recycling Corp. to the Company. Beginning on May 1, 2014, Mr. Faraone will devote a minimum of 40 hours per week to the Company.

Jeffrey Bartrem has been a Director of the Company since January 10, 2014. Mr. Bartrem brings a wealth of entrepreneurial experience and professional credentials. He is self employed as a licensed commercial and residential builder and a Certified Building Inspector. He is also a former University adjunct professor, teaching Commercial and Residential building codes for one year. He also provides expert witness services in cases related to construction defects. He has been providing these services for all of the last five years and for more than 20 years prior. Mr. Bartrem was chosen to serve as a director of the Company due to his experience in business management and product development. Beginning on May 1, 2014, Mr. Bartrem will devote a minimum of 40 hours per week to the Company.

Corporate Governance

The Company does not have a compensation committee and it does not have an audit committee financial expert. It does not have a compensation committee because its Board of Directors consists of only two directors and there is no compensation at this time. There is no independent audit committee financial expert because it is believed the cost related to retaining a financial expert at this time is prohibitive in the circumstances of the Company. Further, because there are only development stage operations occurring at the present time, it is believed the services of a financial expert are not warranted. Neither of our directors are considered to be independent directors.

Involvement in Legal Proceedings. None of our officers or directors, have appeared as a party during the past five years in any legal proceedings that may bear on their ability or integrity to serve as an officer or director of the Company.

Conflicts of Interest

The Company does not currently foresee any conflict of interest.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation of our named executive officers during 2011, 2012 and 2013.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards	Non-Equity Incentive Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)
(a)	*(b)*	*(c)*	*(d)*	*(e)*	*(f)*	*(g)*	*(h)*	*(i)*	*(j)*
Mario Faraone, President & Director	2011	–	–	–	–	–	–	–	–
	2012	–	–	–	–	–	–	–	–
	2013	$70,000[1]	–	–	–	–	–	–	$70,000
Jeffrey Bartrem, Director	2011	–	–	–	–	–	–	–	–
	2012	–	–	–	–	–	–	–	–
	2013	–	–	–	–	–	–	–	–

_____

[1] The $70,000 in salary is paid by the Company's subsidiary, Allied Recycling Corp. pursuant to an Employment Agreement between Mario Farone and Allied Recycling Corp.

Outstanding Equity Awards at Fiscal Year End

The following table provides information concerning equity awards as of our fiscal year end, June 30, 2013, held by each of our named executive officers.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Shares or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Shares or Other Rights That Have Not Vested ($)
(a)	*(b)*	*(c)*	*(d)*	*(e)*	*(f)*	*(g)*	*(h)*	*(i)*	*(j)*
Mario Faraone	–	–	–	–	–	–	–	–	–
Jeffrey Bartrem	–	–	–	–	–	–	–	–	–

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Mario Faraone	0	0	0	0	0	0	0
Jeffrey Bartrem	0	0	0	0	0	0	0

Option Grants. No option grants have been exercised by the executive officers named in the Summary Compensation Table.

Aggregated Option Exercises and Fiscal Year-End Option Value. There have been no stock options exercised by the executive officers named in the Summary Compensation Table.

Long-Term Incentive Plan ("LTIP") Awards. There have been no awards made to a named executive officers in the last completed fiscal year under any LTIP.

Compensation of Directors

Directors are permitted to receive fixed fees and other compensation for their services as directors. The Board of Directors has the authority to fix the compensation of directors. No amounts have been paid to, or accrued to, our director in such capacity.

Employment Agreements

We do not have any employment agreements with our officers and directors. However, our subsidiary, Allied Recycling Corp entered into an employment agreement with our President and Director, Mario Faraone, on May 1, 2013. Pursuant to the Agreement, Mr. Faraone is to act as Director of Operations from May 1, 2013 through April 30, 2015. Mr. Farone's compensation under the agreement is $70,000 annually, with a 4% increase during each year starting in the second year of the Agreement. In addition, Mr. Faraone may earn bonus compensation equal to 3% of the gross revenue of the corporation annually, which can be increased by additional 1% increments for each 20% increase over the previous year's gross revenue. The Agreement may be terminated by Allied Recycling Corp. at any time for cause, immediately upon death, after 120 days of a significant impairment or disability, and with 60 days prior written notice without cause.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by the Company directors, officers and key employees, individually and as a group, and the present owners of 5% or more of its total outstanding shares. The table also reflects what the percentage of ownership will be assuming completion of the sale of all shares in this offering, which cannot be guaranteed. The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares.

Common Stock

Name of Beneficial Owner	No. of Shares Before Offering	No. of Shares After Offering	Number of Securities Underlying Options That Are Unexercised	Percentage of Ownership Before Offering[1][2]	After Offering [1][2][3]	Percentage Of Combined Voting Power of Common and Preferred Shares After Offering [5]
Mario Faraone[5]	55,000,000	55,000,000	0	58.6%	46.3%	97.3%
Jeffrey Bartrem	0	0	0	0%	0%	
All Officers and Directors as a Group	55,000,000	55,000,000	0	58.6%	46.3%	97.3%
WHC Capital, LLC[4]	10,000,000	0	0	9.99%	0%	

_____

[1] All ownership is beneficial and of record, unless indicated otherwise based on 93,886,184 shares outstanding as of the date of this Prospectus. The selling stockholders are under no obligation known to the Company to sell any shares of common stock at this time.

[2] The Beneficial owner has sole voting and investment power with respect to the shares shown

[3] Assumes the sale of all shares of common stock registered pursuant to this Prospectus. The selling stockholders are under no obligation known to us to sell any shares of common stock at this time.

[4] Includes up to 10,000,000 shares to be issued underlying a Convertible Promissory Note dated December 23, 2013. The Convertible Promissory Note may not be converted into an amount of shares that would result in the beneficial ownership of more than 9.99% of the outstanding shares of the company. As of the date of this Prospectus, none of the shares have been issued to WHC Capital, LLC.

[5] Represents shares owned by Gallant Acquisitions Corp. Mario Faraone is the owner of Gallant Acquisitions Corp. Includes 999 Series A Preferred Shares owned by Gallant Acquisitions Corp., which is owned by Mario Faraone. The Preferred Series A Shares carry voting rights of 50.1% of the common stock able to vote or consent to any action requiring a vote regardless of the amount of common stock outstanding. The combined voting power of the Common and Preferred Stock beneficially owned by Mario Faraone after the completion of the offering shall be 97.3%, assuming all shares are sold.

Series A Preferred Stock

Name of Beneficial Owner	Amount or nature of beneficial ownership	Percentage of share ownership prior to this Offering(1)	Percentage of share ownership if Maximum Offering is Sold(2)
Mario Faraone (3) President and Director,	999	100%	100%
Jeffrey Bartrem, Director	0	0%	0%
All Officers and Directors as a Group (2 persons)	999	100%	100%

_____

(1) As of March 31, 2014, the Company had 999 shares of Series A Preferred Stock issued and outstanding. The Preferred Series A Shares carry voting rights of 50.1% of the common stock able to vote or consent to any action requiring a vote regardless of the amount of common stock outstanding. The Series A Preferred Stock is also convertible at a price of $100 divided by the lowest of the closing bid price for the 20 days prior to the conversion request, but at no time less than $0.001. At no time can the Series A Preferred Shares be converted in a way that would result in the beneficial ownership of more than 9.9% of the outstanding shares of the company.

(2) Assumes that the Maximum Offering Amount of $25,000,000 (25,000,000 Shares) is raised pursuant to this Offering.

Represents shares owned by Gallant Acquisitions Corp. Mario Faraone is the owner of Gallant Acquisitions Corp.

Series B Preferred Stock

Name of Beneficial Owner	Amount or nature of beneficial ownership	Percentage of share ownership prior to this Offering[(1)]	Percentage of share ownership if Maximum Offering is Sold[(2)]
Mario Faraone [(4)] President and Director,	100	36.2%	36.2%
Jeffrey Bartrem, Director	0	0%	0%
All Officers and Directors as a Group (2 persons)	100	36.2%	36.2%
SS Realty, LLC[(3)]	176	63.8%	63.8%

_____

[(1)] As of March 31, 2014, the Company had 276 shares of Series B Preferred Stock issued and outstanding. The Preferred Series B Shares carry no voting rights. The Series B Preferred Stock is also convertible at a price of $1,000 divided by $0.01, or 100,000 common shares for every 1 share of Series B Preferred Stock. At no time can the Series B Preferred Stock be converted in a way that would result in the beneficial ownership of more than 9.9% of the outstanding shares of the company.

[(2)] Assumes that the Maximum Offering Amount of $25,000,000 (25,000,000 Shares) is raised pursuant to this Offering.

[(3)] SS Realty, LLC is owned by Stephen Bracciale.

[(4)] Represents shares owned by Gallant Acquisitions Corp. Mario Faraone is the owner of Gallant Acquisitions Corp.

Future Sales by Principal Stockholders

A total of 55,000,000 Common shares and 1,099 Preferred shares have been issued to the company officers and directors and are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Act. Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition. Any sale of these shares (after applicable restrictions expire) may have a depressive effect on the price of our common stock in any market that may develop, of which there can be no assurance. The principal stockholders do not have any plans to sell their shares at any time after this offering is complete.

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TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Virtual Sourcing, Inc. was formed under the laws of the State of Nevada on July 30, 1999 under the name Heritage Scholastic Corp. On September 12, 2002, the Company filed a Form 10 with the Securities and Exchange Commission, and became a fully reporting entity. On January 27, 2005, Heritage Scholastic Corp. entered into a Stock Purchase and Share Exchange Agreement with Nano Chemical Systems, Inc. On February 15, 2005, pursuant to the Stock Purchase and Share Exchange Agreement, the company changed its name to Nano Chemical Systems Holdings, Inc. On March 3, 2008, the Company changed its name to Pangenex Corporation. On May 12, 2008, the Company filed a Form 15 with the Securities and Exchange Commission in order to terminate its duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934. On May 1, 2012, the Company amended its articles of incorporation to authorize Series A and Series B Preferred Stock. On May 1, 2012, the Company changed its name to Virtual Sourcing, which was approved by FINRA on August 31, 2012.

Gallant Acquisitions Corp, which is owned by our President and Director Mario Faraone, acquired 55 million common shares, 999 Series A Preferred Shares and 100 Series B Preferred Shares pursuant to the sale of Allied Recycling Corp to Virtual Sourcing, Inc. in March 2013. The total value of the shares received was $8,449,900. Allied Recycling Corp entered into an employment agreement with our President and Director, Mario Faraone, on May 1, 2013. Pursuant to the Agreement, Mr. Faraone is to act as Director of Operations from May 1, 2013 through April 30, 2015. Mr. Farone's compensation under the agreement is $70,000 annually, with a 4% increase during each year starting in the second year of the Agreement. In addition, Mr. Faraone may earn bonus compensation equal to 3% of the gross revenue of the corporation annually, which can be increased by additional 1% increments for each 20% increase over the previous year's gross revenue. The Agreement may be terminated by Allied Recycling Corp. at any time for cause, immediately upon death, after 120 days of a significant impairment or disability, and with 60 days prior written notice without cause.

On December 23, 2013, the Company executed a Securities Purchase Agreement and Convertible Promissory Note (the "Note") with WHC Capital, LLC. Pursuant to the Securities Purchase Agreement, the Company issued a $40,000 12% Note with WHC Capital, LLC. The Note matures on December 20, 2014. Interest on the Note is payable in cash upon maturity. If we fail to repay the Note with interest upon maturity, the interest rate increases to 22%. All or any portion of the amounts due under the Note may be converted at any time at the option of WHC Capital, LLC, into shares of our commons tock at a conversion price equal to 50% of the lowest intra-day trading price of our common stock for the ten trading days immediately preceding the conversion date. However, at no time is WHC Capital, LLC able to convert any amount of the Note that would result in the beneficial ownership of more than 9.99% of the outstanding shares of the Company. The Note further states that if this registration statement was not filed within 30 days of the date of the Note, it shall have constituted a default, resulting in the principal of the note being increased to 125% of the outstanding principal owed. Due to the default of the filing deadline, the note now carries a principal of $50,000. If this registration statement is not declared effective within 140 days of the date of the Note, the principal balance of the Note, plus any accrued interest will be increased to 125% of the amount outstanding. The number of shares subject to conversion upon that larger amount is also being registered pursuant to the Note. Therefore, we are registering 10,000,000 shares of our common stock underlying the Note.

There are not currently any conflicts of interest by or among its current officers, directors, key employees or advisors. The Company has not yet formulated a policy for handling conflicts of interest; however, it intends to do so upon completion of this offering and, in any event, prior to hiring any additional employees.

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the By-Laws of the company, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or other control person in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it, is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We are not obligated to pay any of the expenses of any attorney or other advisor engaged by a selling stockholder. We have not agreed to indemnify any selling stockholders against losses, claims, damages and liabilities, including liabilities under the Securities Act.

AVAILABLE INFORMATION

The Company has filed a registration statement on Form S-1, of which this prospectus is a part, with the U.S. Securities and Exchange Commission (the "SEC"). Upon the effectiveness of this registration statement, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all requisite reports, such as Forms 10-K, 10-Q and 8-K, proxy statements, under Sec.14 of the Exchange Act, and other information as required. Such reports, proxy statements, this registration statement and other information, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of all materials may be obtained from the Public Reference Section of the SEC's Washington, D.C. office at prescribed rates. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The Company will voluntarily provide electronic or paper copies of its filings with the SEC free of charge upon request.

FINANCIAL STATEMENTS

The Company's fiscal year end is June 30. The Company will provide audited financial statements to its stockholders on an annual basis; the statements will be prepared and then will be audited by the independent PCAOB registered CPA firm Kingery &Crouse, P.A. The consolidated financial statements of the Company, commencing on page F-1 are included with this prospectus. These financial statements have been prepared on the basis of accounting principals generally accepted in the United States and are expressed in US Dollars. The financial information presented is for the nine months ended March 31, 2014 (unaudited) and 2013 (unaudited), and the fiscal years ended June 30, 2013 and June 30, 2012.

VIRTUAL SOURCING, INC.
BALANCE SHEETS
March 31, 2014 and June 30, 2013
(Unaudited)

ASSETS		March 31		June 30
Current Assets				
Cash	$	276	$	-
Total Current Assets	$	276	$	-
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities:				
Accounts Payable and accrued expenses	$	282,785	$	123,094
Derivative liability - conversion feature		346,278		-
Convertible notes payable		181,325		-
Notes payable		151,321		-
Loans payable		-		99,277
Total Liabilities		961,709		222,371
Commitments and Contingencies				
Stockholders' Equity (Deficit)				
Preferred stock - $.001 par value, 22,000,000 shares authorized				
Series A - $100 stated value, 10,000 shares authorized, 999 shares issued and outstanding		99,900		99,900
Series B - $1,000 stated value, 12,000 shares authorized, 276 shares issued and outstanding		274,932		394,206
Common Stock-$.001 par value, 997,000,000 shares authorized; 93,886,184 and 81,101,395 shares issued and outstanding		99,601		81,102
Paid-in Capital		47,466,036		46,745,771
Accumulated deficit		(48,881,902)		(47,543,350)
Total Stockholders' Equity (Deficit)		(961,433))		(222,371)
Total Liabilities and Stockholders' Equity (Deficit)	$	276	$	-

The accompanying notes are an integral part of the financial statements.

VIRTUAL SOURCING, INC.
STATEMENTS OF OPERATIONS
For the Nine Months Ended March 31, 2014 and March 31, 2013
(Unaudited)

	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013
Revenue	$ -	$ -
Operating costs:		
General and administrative	870,719	134,877
Operating loss	(870,719)	(134,877)
Other income (expense):		
Derivative loss	(416,573)	-
Interest expense	(51,260)	-
Income (Loss) before income taxes	(1,338,552)	(134,877)
Income taxes	-	-
Net Income (loss)	$ (1,338,552)	$ (134,877)
Per share information: Basic and Diluted		
Net loss per share	$ (0.02)	$ (0.02)
Weighted average shares outstanding	87,340,446	7,404,497

The accompanying notes are an integral part of the financial statements.

F-2

VIRTUAL SOURCING, INC.
CONDENSED STATEMENTS OF CASH FLOWS
For the Nine Months Ended March 31, 2104 and 2013
(Unaudited)

	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013
Cash flows from operating activities:		
Net cash provided by (used in) operating activities	$ (47,286)	$ (33,897)
Cash flows from investing activities	-	-
Cash flows from financing activities		
Proceeds from loans	47,562	33,958
Net cash provided by (used in) financing activities	47,562	33,958
Net increase (decrease) in cash	276	61
Cash beginning of period	-	356
Cash end of period	$ 276	$ 417
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of the financial statements.

F-3

VIRTUAL SOURCING, INC.
NOTES TO UNAUDITEED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
March 31, 2014

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization, Nature, and Continuance of Operations

Basis of presentation

The accompanying unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All material inter-company accounts, transactions and profits have been eliminated. In the opinion of management, these consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of the results for and as of the periods shown. The accompanying consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles. However, certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The results of operations for such periods are not necessarily indicative of the results expected for 2013 or for any future period. These financial statements should be read in conjunction with the financial statements and related notes included in our Annual Report for the year ended June 30, 2013, filed with OTC Markets and incorporated in this Form S-1 Registration Statement.

Continuance of Operations

Our consolidated financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. We have incurred losses from operations and have a significant accumulated deficit at March 31, 2014, and we do not have adequate resources to fund operations. We anticipate proceeds from current shareholders and private placements during 2013 and 2014 to meet our operating commitments through June 2014, although there can be no assurance of this. In the event these resources and operating cash flows are not sufficient to fully fund our operating commitments or our growth, we would look to secure additional debt or equity financing. There can be no guarantee that we will be successful securing funding. In the event we are unable to fund our operations by positive operating cash flows or additional funding, we may be forced to reduce our expenses and slow down our operations. Accordingly, our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates include the valuation of stock based charges and the valuation of derivative instruments.

Share-Based Payments

ASC 718, *Stock Compensation* requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the grant date fair value of the award.

We record the grant date fair value of stock-based compensation awards as an expense over the vesting period of the related stock options. In order to determine the fair value of the stock options on the date of grant, we use the Black-Scholes option-pricing model. Inherent in this model are assumptions related to expected stock-price volatility, option life, risk-free interest rate and dividend yield. Although the risk-free interest rates and dividend yield are less subjective assumptions, typically based on factual data derived from public sources, the expected stock-price volatility, forfeiture rate and option life assumptions require a greater level of judgment which make them critical accounting estimates.

We use an expected stock price volatility assumption that is based on historical volatilities of our common stock and we estimate the forfeiture rate and option life based on historical data related to prior option grants.

Fair value measurements

Assets and liabilities that are recorded at fair value on a recurring basis are measured in accordance with ASC 820-10-05, *Fair Value Measurements*. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not adjusted for transaction costs. The guidance also establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value into three broad levels giving the highest priority to quoted prices in active markets for identical asset or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3) as described below:

> Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company.

> Level 2 Inputs – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

> Level 3 Inputs – Unobservable inputs for the asset or liability including significant assumptions of the Company and other market participants.

The reconciliation of our derivative liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of March 31, 2014 is as follows:

Beginning balance, July 1, 2013	$	--
Note issued		40,000
Total losses included in earnings (1)		416,573
Conversions		110,295
Ending balance, March 31, 2014	$	346,278

_____

(1)

Day one derivative loss	$	368,299
Change in fair value during the period		48,274
Change in fair value of derivatives, net	$	416,573

F-5

Loss Per Share

Loss per share is computed using the basic and diluted calculations on the statement of operations. Basic loss per share is calculated by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Weighted average number of shares has been adjusted for stock splits and reverse stock splits. Diluted income per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding for the period, adjusted for the dilutive effect of common stock equivalents, using the treasury stock method. During periods in which a loss is incurred common stock equivalents are not considered in the computation as their effect would be anti-dilutive. The total number of share equivalents not included in the calculation at March 31, 2013, consisted of approximately 28,800,000 common shares for the conversion of derivatives.

Reclassifications

Certain amounts for the period ended March 31, 2012, have been reclassified in the comparative financial statements to be comparable to the presentation for the period ended March 31. These reclassifications had no effect on net loss as previously reported.

NOTE B - STOCKHOLDERS' EQUITY

Common Stock

During the period ended March 31, 2013, the Company issued 12,000,000 shares of its common stock for conversion of 120 shares of Series B Preferred stock. These shares were valued at the trading price of the Company's common stock on the date of the issuance. The difference between the trading price of the common shares and the carrying value of the preferred shares of $480,726 was charged to operations.

During the period ended March 31, 2014, the Company issued 5,800,000 shares of common stock for the conversion of $47,425 in debt which had been accounted for as a derivative. The total value of the debt converted and the derivative obligation was $110,295.

During the period ended March 31, 2014, the Company issued 700,000 common shares as part of a debt settlement. These shares were valued at the trading price of the Company's common stock on the date of issuance of $8,470, which was charged to operations.

NOTE C – NOTES PAYABLE

Notes Payable

From July 1, 2013 through March 31, 2013 the Company borrowed an aggregate of $47,562 from certain shareholders. The borrowings are evidenced by notes which bear interest at 6% per annum and are due 12 months.

Convertible Notes Payable

On December 23, 2013, the Company executed a Securities Purchase Agreement and Convertible Promissory Note (the "Note") with WHC Capital, LLC. Pursuant to the Securities Purchase Agreement, the Company issued a $40,000 12% Note to WHC Capital, LLC. The Note matures on December 20, 2014. Interest on the Note is payable in cash upon maturity. If we fail to repay the Note with interest upon maturity, the interest rate increases to 22%. All or any portion of the amounts due under the Note may be converted at any time at the option of WHC Capital, LLC, into shares of our common stock at a conversion price equal to 50% of the lowest intra-day trading price of our common stock for the ten trading days immediately preceding the conversion date. However, at no time is WHC Capital, LLC able to convert any amount of the Note that would result in their beneficial ownership of more than 9.99% of the outstanding shares of the Company. As of December 23, 2013 and March 31, 2014, the effective conversion price of the Note was $0.025 and $0.0055 per share, respectively. As of March 31, 2014 the Note was convertible into 9,090,909 shares of our common stock.

The Note requires us to reserve five times) the number of shares into which the Note may be converted, to account for potential decreases in our stock price. The Note provides that if the registration statement is not filed within 30 days of the date of the Note, an event of default will occur, resulting in the principal of the note being increased to 125% of the original face amount. Because this filing deadline was not met, the principal amount of the Note increased on January 23, 2014 to $50,000. If the registration statement is not declared effective within 140 days of the date of the Note (May 12, 2014), the principal balance of the Note, plus any accrued interest, will be increased to 125% of the amount then outstanding. The Company intends to register a number of shares subject to conversion based upon that larger amount, currently estimated to be 19,209,870 shares.

We reviewed the terms of the Note to determine whether there are embedded derivative instruments, including the embedded conversion option, that are required to be bifurcated and accounted for separately as a derivative financial instrument. Because of the variable conversion price of the Note, the embedded conversion option does not meet all of the criteria in ASC 815 for equity classification. Accordingly, the embedded conversion option has been bifurcated and accounted for separately as a derivative instrument. Derivative financial instruments are initially measured at their fair value and are then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income.

In valuing the embedded conversion option, we used a binomial lattice model, incorporating the market price of our common stock on the date of valuation, an expected dividend yield of 0% and the remaining period to the repayment date of the Note. The volatility of our common stock over the remaining life of the conversion option, as of December 23, 2013 and March 31, 2014, was estimated at 212% and 277%, respectively, based on a review of our historical volatility over a comparable period. The risk-free rates of return used were 0.14% and 0.10%, respectively, based on constant maturity rates published by the U.S. Federal Reserve, applicable to the remaining life of the conversion option.

The initial fair value of the embedded conversion option of $64,123 exceeded the face amount of the Note and accordingly the Company recognized an immediate charge to income of $24,123. Because the Company did not expect to be able to file the required registration statement within the permitted time, which would place the Note in default, the discount from the face amount of the Note of $40,000 was immediately recognized as interest expense $0. As of March 31, 2014, the fair value of the embedded conversion option was $ $93,724.

Debt Settlement IBC Funds

On February 28, 2014, the Company executed a Debt Settlement Agreement for existing accrued debt (the "Debt") with IBC Funds, LLC. Pursuant to the Agreement, the Company issued to IBC two convertible notes due on February 28, 2015 aggregating $178,750. $162,500 of accrued debt was paid and an additional charge of $16,250 was recorded. The Debt allows conversions of the balance due at 50% of the lowest bid price during the 15 days prior to conversion. IBC Funds may not hold more than 4.99% of the outstanding common stock at any time. As of February 28, 2014 and March 31, 2014, the effective conversion price of the Debt was $0.0105 and $0.0055 per share, respectively. Prior to March 31, 2014 IBC converted $47,175 of the face amount of the Debt with the issuance of 5,800,000 common shares. The face amount of the debt outstanding as of March 31, 2014 $131,575 was convertible at that date into 23,922,727 shares of our common stock

We reviewed the terms of the Debt to determine whether there are embedded derivative instruments, including the embedded conversion option, that are required to be bifurcated and accounted for separately as a derivative financial instrument. Because of the variable conversion price of the Debt, the embedded conversion option does not meet all of the criteria in ASC 815 for equity classification. Accordingly, the embedded conversion option has been bifurcated and accounted for separately as a derivative instrument. Derivative financial instruments are initially measured at their fair value and are then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income.

In valuing the embedded conversion option, we used a binomial lattice model, incorporating the market price of our common stock on the date of valuation, an expected dividend yield of 0% and the remaining period to the repayment date of the Debt. The volatility of our common stock over the remaining life of the conversion option, as of February 28, 2014 and March 31, 2014, was estimated at 266% and 264%, respectively, based on a review of our historical volatility over a comparable period. The risk-free rates of return used were 0.12% and 0.12%, respectively, based on constant maturity rates published by the U.S. Federal Reserve, applicable to the remaining life of the conversion option.

The initial fair value of the embedded conversion option was $344,176 of the Debt, which was recognized as a day one derivative loss. As of March 31, 2014, the fair value of the embedded conversion option was $ $252,554.

The initial fair value of the embedded conversion option was $344,176 of the Debt, which was recognized as a day one derivative loss. As of March 31, 2014, the fair value of the embedded conversion option was $ $252,554.

NOTE D - SUBSEQUENT EVENTS

None. The date through which our subsequent events have been evaluated for the period ended March 31, 2014 was June 25, 2014, which was the date on which the financial statements were available for issuance.

Subsequent to March 31, 2014, the Company determined that the license underlying the sublicense related to the processing of fiber glass waste held by the subsidiary acquired as described above had expired. The Company is in the process of negotiating an extension of this license of which there can be no assurance.

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Virtual Sourcing, Inc.

We have audited the accompanying consolidated balance sheets of Virtual Sourcing, Inc. as of June 30, 2013 and 2012, and the related consolidated statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years ended June 30, 2013 and 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Virtual Sourcing, Inc. as of June 30, 2013 and 2012, and the results of its operations and its cash flows for the years ended June 30, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has negative working capital and a stockholders' deficit and no revenue generating operations, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kingery & Crouse, P.A.
Certified Public Accountants
Tampa, Florida
January 31, 2014, except for the last paragraph of Note 7 as to which the date is June 30, 2014

VIRTUAL SOURCING, INC.
BALANCE SHEETS
June 30, 2013 and 2012

	2013	2012
ASSETS		
Current Assets		
Total current assets	$ -	$ -
Total Assets	$ -	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts Payable and accrued expenses	$ 123,094	$ 2,300
Loans payable	99,277	554,026
Total Liabilities	222,371	556,326
Commitments and Contingencies		
Stockholders' Equity (Deficit)		
Preferred stock - $.001 par value, 22,000,000 shares authorized		
Series A - $100 stated value, 10,000 shares authorized, 999 and 0 shares issued and outstanding	99,900	-
Series B - $1,000 stated value, 12,000 shares authorized, 396 and 0 shares issued and outstanding	394,206	-
Common Stock-$.001 par value, 997,000,000 shares authorized; 81,101,395 and 4,833,848 shares issued and outstanding	81,102	4,834
Paid-in Capital	46,745,771	38,220,644
Accumulated deficit	(47,543,350)	(38,781,804)
Total Stockholders' Equity (Deficit)	(222,371)	(556,326)
Total Liabilities and Stockholders' Equity (Deficit)	$ -	$ -

The accompanying notes are an integral part of the financial statements.

VIRTUAL SOURCING, INC.
STATEMENTS OF OPERATIONS
For the Years Ended June 30, 2013 and 2012

	Year Ended June 30, 2013	Year Ended June 30, 2012
Revenue	$ -	$ -
Operating costs:		
General and administrative	8,761,546	102,873
Operating loss	(8,761,546)	(102,873)
Other expenses:	-	-
Income (Loss) before income taxes	(8,761,546)	(102,873)
Income taxes	-	-
Net Income (loss)	$ (8,761,546)	$ (102,873)
Per share information: Basic and Diluted		
Net loss per share	$ (0.41)	$ (0.03)
Weighted average shares outstanding	21,114,292	3,449,043

The accompanying notes are an integral part of the financial statements.

VIRTUAL SOURCING, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended June 30, 2012 and 2013

	Preferred Stock - Series A		Preferred Stock - Series B		Common Stock		Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance at June 30, 2011	-	$ -	-	$ -	918,475	$ 919	$ 37,860,499	$ (38,678,931)	$ (817,513)
Common stock issued for conversion of debt	-	-	-	-	3,850,000	3,850	381,150	-	385,000
Return and cancellation of common shares	-	-	-	-	(34,627)	(35)	(26,905)	-	(26,940)
Common stock issued for services	-	-	-	-	100,000	100	5,900		6,000
Net loss	-	-	-	-	-	-	-	(102,873)	(102,873)
Balance at June 30, 2012	-	-	-	-	4,833,848	4,834	38,220,644	(38,781,804)	(556,326)
Rounding related to 1 for 1,500 reverse split	-	-	-	-	(29,953)	(30)	30	-	-
Preferred shares issued for conversion of debt	-	-	499	495,975	-	-	-	-	495,975
Preferred shares issued for services	400	40,000	-	-	-	-	-	-	40,000
Conversion of preferred shares to common shares	(400)	(40,000)	(203)	(201,769)	21,297,500	21,298	330,097	-	109,626
Preferred shares issued for acquisition	999	99,900	100	100,000	-	-	-	-	199,900
Common shares issued for acquisition	-	-	-	-	55,000,000	55,000	8,195,000	-	8,250,000
Net loss	-	-	-	-	-	-	-	(8,761,546)	(8,761,546)
Balance at June 30, 2013	999	$ 99,900	396	$ 394,206	81,101,395	$ 81,102	$ 46,745,771	$ (47,543,350)	$ (222,371)

The accompanying notes are an integral part of the financial statements.

VIRTUAL SOURCING, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2013 and 2012

	Year Ended June 30, 2013	Year Ended June 30, 2012
Cash flows from operating activities:		
Net Income (loss)	$ (8,761,546)	$ (102,873)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Premium on debt converted to equity net of returned shares	109,626	55,805
Shares issued for services and other operating charges	8,489,900	6,000
Changes in assets and liabilities		
Accounts payable and accrued expenses	120,794	38,510
Net cash provided by (used in) operating activities	(41,226)	(2,558)
Cash flows from investing activities	-	-
Cash flows from financing activities		
Proceeds from loans	41,226	2,558
Net cash provided by (used in) financing activities	41,226	2,558
Net increase (decrease) in cash	-	-
Cash beginning of period	-	-
Cash end of period	$ -	$ -
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
Conversion of debt to preferred or common shares	$ 495,975	$ 329,195

The accompanying notes are an integral part of the financial statements.

F-13

Note 1. Organization

Nature of the Company:

Virtual Sourcing, Inc. intends to provide solutions to reduce fiberglass waste to landfills. This would be accomplished by various means including development of new products and reformulation of old products with an existing market. We intend to acquire companies that can use the waste materials and have space, engineering, markets and growth potential with a strong sales history and profitability so that we don't have to create markets, but rather develop products and expand existing markets.

During March 2013 the Company acquired 80% of Allied Recycling Corporation in exchange for 999 shares of Series A preferred stock with a fair value of $99,900, 100 shares of Series B preferred stock with a fair value of $100,000 and 55,000,000 shares of common stock with a fair value of $8,250,000 based on the trading value of the Company's common stock. The subsidiary was inactive and its only asset was a sub license of a patent for technology used in fiber/fiberglass recycling. The acquisition was made to give the Company the opportunity to enter into the fiber glass recycling business. Although the technology has not been proven commercially the Company believes that it can develop and utilize the technology commercially.

The cost of the acquisition of $8,449,900 has been charged to operations as in process research and development.

Note 2. Summary of Significant Accounting Polices and Use of Estimates

Accounting Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

Consolidation

The consolidated financial statements include the accounts of the Company and its 80% owned subsidiary which was formed in 2013 and has no material assets, liabilities or operations. All intercompany balances and transactions will be eliminated in consolidation.

Revenue Recognition

In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured.

Cash

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Net Loss per Share:

Accounting Standards Codification ("ASC") 260, "Earnings per Share," provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. Dilutive securities are not included in the weighted average number of shares when inclusion would be anti-dilutive. The number of potential common share equivalents at June 30, 2013, was approximately 31,000,000 which is related to the conversion of preferred stock.

Fair value of financial instruments

The Company has adopted FASB ASC 820-10-50, Fair Value Measurements. This guidance defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 inputs to valuation methodology are unobservable and significant to the fair measurement.

The Company's financial instruments include cash, accounts payable and accrued liabilities and loans payable. The carrying amount of these financial instruments approximates fair value, due to their short-term nature.

The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

Income taxes:

We compute income taxes in accordance with FASB ASC Topic 740, Income Taxes. Under ASC 740, provisions for income taxes are based on taxes payable or refundable during each reporting period and changes in deferred taxes. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.   Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. Also, the effect on deferred taxes of a change in tax rates is recognized in income in the period that included the enactment date. Deferred taxes are classified as current or non-current depending on the classifications of the assets and liabilities to which they relate.   Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.   If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

We follow the guidance in FASB ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company does not believe that any uncertain tax positions exist at June 30, 2013.

Going Concern

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has experienced a loss from operations and currently has no revenue generating operations. The Company has reported a net loss of $8,761,546 for the year ended June 30, 2013, and has working capital and stockholder deficits of $222,371.

The Company's ability to continue as a going concern is contingent upon its ability to secure additional financing, increase ownership equity and develop profitable operations. It is also seeking established businesses with which it can merge. In addition, the Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which the Company operates.

The Company is pursuing financing for its operations and seeking additional private investments. In addition, the Company is seeking to expand its revenue base and operations. Failure to secure such financing or to raise additional equity capital and to expand its revenue base and operations may result in the Company depleting its available funds and not being able pay its obligations.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Recent Accounting Pronouncements:

There have been no recent accounting pronouncements or changes in accounting pronouncements during the year ended June 30, 2013 or subsequent thereto which would have a material impact on our financial statements.

Note 3. Loans Payable – affiliates and others

During the years ended June 30, 2013 and 2012, affiliates advanced the Company an aggregate of $41,226 and $2,558. The advances from these affiliates do not bear interest. In addition, other affiliates had advanced the Company $815,214 in prior years. The advances from the other affiliates bear interest at 3.25%. During 2013 and 2012, an aggregate of $495,975 and $329,125 of advances were converted into preferred or common shares (see Note 5).The balance due these affiliates aggregated $99,277 and $554,026 at June 30, 2013 and 2012.

Note 4. Income Taxes

Deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes for the years ended June 30, 2013 and 2012. The sources and tax effects of the differences are as follows:

Income tax provision at the federal statutory rate	34%
Effect of operating losses	(34)%
	0%

As a result of net operating losses, the Company has not recorded a provision for income taxes. The components of the deferred tax assets and related valuation allowance at June 30, 2013 and 2012, are as follows:

	2013	2012
Deferred tax asset:		
Net operating loss carryforward	$ 1,200,000	$ 1,100,000
Less: valuation allowance	(1,200,000)	(1,100,000)
	$ -	$ -

As of June 30, 2013, the Company has net operating loss carry forwards of approximately $1,200,000 expiring through 2028. The Company believes sufficient uncertainty exists regarding the realization of the deferred tax assets such that a full valuation allowance is required. The utilization of the net operating loss will be limited should a change in control of the Company occur. The Company's income tax returns from its original inception are subject to audit as a result of the Company's net operating losses. The principal difference between the net operating loss for income tax purposes and the accumulated deficit for financial reporting purposes results from non cash equity compensation.

Note 5. Stockholders' Equity (Deficit)

Preferred stock - Non Redeemable

Series A – 10,000 shares authorized with a stated value of $100 per share

The Series A preferred shares rank senior to all other classes of preferred stock as to dividends and distributions upon liquidation, dissolution, or winding up of the Company. Dividends are payable if and when declared by the Board of Directors. Except as otherwise provided by applicable law the holders of the Series A preferred shares shall vote as if they had 50.1% of the common shares able to vote on any action. In addition, the Series A preferred shares are convertible to the number of common shares determined by dividing $100 by the lowest closing bid price of common shares for the 20 days prior to conversion but not less than $.001.

During the Year ended June 30, 2013, the Company issued 400 shares of Series A preferred stock with a fair value of $40,000 for services. The fair value was charged to operations during the year. In addition, during the year these shares were converted into 997,500 shares of common stock which had a fair value $149,626. The additional fair value of $109,626 was also charged to operations during the year.

During the year ended June 30, 2013, the Company issued 999 shares of Series A preferred stock with a fair value of $99,900 related to the acquisition of 80 % of an entity which possessed certain technology which had the potential to convert waste fiberglass into salable products. The fair value was charged to operations during the year.

Series B– 12,000 shares authorized with a stated value of $1,000 per share

The Series B preferred shares rank junior to all other classes of preferred stock as to dividends and distributions upon liquidation, dissolution, or winding up of the Company. Dividends are payable if and when declared by the Board of Directors. Except as otherwise provided by applicable law the holders of the Series A preferred shares shall have no voting rights. In addition, the Series A preferred shares are convertible to the number of common shares determined by dividing $1,000 by $.01.

During the year ended June 30, 2013, the Company issued 499 shares of Series B preferred stock for the conversion of debt of $495,975. The shares had a fair value of $495,975. During the year 203 of these shares were converted into 20,300,000 shares of common stock with a fair value of $201,769.

During the year ended June 30, 2013, the Company issued 100 shares of Series B preferred stock with fair value of $100,000 related to the acquisition of 80 % of an entity which possessed certain technology which had the potential to convert waste fiberglass into salable products. The fair value was charged to operations during the year.

Common Stock

During the year ended June 30, 2013, the Company affected a 1 for 1,500 reverse stock split. All share and per share amounts have been restated to reflect the reverse split.

During the year ended June 30, 2012, the Company issued 3,850,000 shares of common stock for the conversion of $329,195 of debt. The shares had a fair value of $385,000. The difference between the fair value and the amount of the debt of $55,805 was charged to operations during the year.

During the year ended June 30, 2012, 34,627 shares of common stock with a fair value of $26,940 were returned to the Company and cancelled.

During the year ended June 30, 2012, the Company issued 100,000 shares of common stock with a fair value of $6,000 for services which was charged to operations during the year.

During the year ended June 30, 2013, the Company issued 55,000,000 shares of common stock with a fair value of $8,250,000 related to the acquisition of 80 % of an entity which possessed certain technology which had the potential to convert waste fiberglass into salable products. The fair value was charged to operations during the year.

Note 6. Commitments and Contingencies

The Company has entered into an employment agreement with our President and Director on May 1, 2013. Pursuant to the Agreement, he is to act as Director of Operations from May 1, 2013 through April 30, 2015. His compensation under the agreement is $70,000 annually, with a 4% increase during each year starting in the second year of the Agreement. In addition, he may earn bonus compensation equal to 3% of the gross revenue of the corporation annually, which can be increased by additional 1% increments for each 20% increase over the previous year's gross revenue. The Agreement may be terminated by the Company. at any time for cause, immediately upon death, after 120 days of a significant impairment or disability, and with 60 days prior written notice without cause.

Note 7. Subsequent Events

On December 31, 2013, the Company converted 120 shares of the Series B Preferred stock into 12,000,000 common shares.

On December 23, 2013, the Company executed a Securities Purchase Agreement and Convertible Promissory Note (the "Note") with WHC Capital, LLC. Pursuant to the Securities Purchase Agreement, the Company issued a $40,000 12% Note with WHC Capital, LLC. The Note matures on December 20, 2014. Interest on the Note is payable in cash upon maturity. If we fail to repay the Note with interest upon maturity, the interest rate increases to 22%. All or any portion of the amounts due under the Note may be converted at any time at the option of WHC Capital, LLC, into shares of our commons tock at a conversion price equal to 50% of the lowest intra-day trading price of our common stock for the ten trading days immediately preceding the conversion date. However, at no time is WHC Capital, LLC able to convert any amount of the Note that would result in the beneficial ownership of more than 9.99% of the outstanding shares of the Company. The Note further states that if this registration statement was not filed within 30 days of the date of the Note, it shall have constituted a default, resulting in the principal of the note being increased to 125% of the outstanding principal owed. Due to the default of the filing deadline, the note now carries a principal of $50,000. If this registration statement is not declared effective within 140 days of the date of the Note, the principal balance of the Note, plus any accrued interest will be increased to 125% of the amount outstanding.

The date through which these subsequent events have been evaluated for the period ended June 30, 2013 was January 31, 2014, except for the paragraph below as to which the date is June 30, 2014. These are the dates the financial statements were available to be issued.

Subsequent to the issuance of the financial statements the Company determined that the license underlying the sublicense related to the processing of fiber glass waste held by the subsidiary acquired as described above had expired. The Company is in the process of negotiating an extension of this license of which there can be no assurance.

Dealer Prospectus Delivery Obligation

"Until the date that is 180 days after the effective date of this Prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions."

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other expenses of issuance and distribution.

Expenses incurred or expected relating to this Prospectus and distribution, all of which the Company will pay, are as follows:

SEC Fee	$	4,508.00
Legal and Professional Fees	$	20,000.00
Accounting and auditing	$	15,000.00
EDGAR Fees	$	1,500.00
Transfer Agent fees	$	500.00
Misc and Bank Charges	$	0.00
TOTAL	$	41,508.00

Item 14.   Indemnification of directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the By-Laws of the company, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore unenforceable.

Pursuant to Nevada Revised Statutes 78.138 a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as an officer or director unless it is proven that: (a) the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer, and (b) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Pursuant to NRS 78.7502, A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person: (a) is not liable pursuant to NRS 78.138, or (b) Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.   To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense.   The Company's has chosen to include the optional indemnification in its articles of incorporation, and pursuant to the Company's Articles of Incorporation, Officers and Directors shall have no personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as an officer or director.

The Articles of Incorporation does not eliminate or limit the liability of an officer or director for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law of the payment of distributions in violation of NRS 78.300.   Pursuant to NRS 78.300, in case of an unlawful distribution by a director, the directors under whose administration the violation occurred, are jointly and severally liable, at any time within 3 years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or other control person in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it, is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15.   *Recent sales of unregistered securities*.

Set forth below is information regarding the issuance and sales of securities without registration during the previous three years and the period ended March 31, 2014. No such sales involved the use of an underwriter; no advertising or public solicitation was involved; the securities bear a restrictive legend; and no commissions were paid in connection with the sale of any securities.

In November of 2011, Bulova Tech Labs was issued 3,400,000 common shares at a price per share of $0.06 pursuant to a debt conversion.

In December of 2011, Saint Anton Capital was issued 450,000 common shares at a price per share of $0.06 pursuant to a debt conversion.

In January of 2012, Gibraltar Securities was issued 100,000 common shares at a price per share of $0.06 pursuant to a debt conversion.

On March 6, 2013, Mario Faraone, through the acquisition of Allied Recycling Corp. was issued 55,000,000 restricted common shares, 999 Preferred Series A shares and 100 Preferred Series B shares in the name of his company, Gallant Acquisition Corp. The common shares were issued for a total value of $8,250,000, or $0.15 per share.

In April of 2013, Blue Flame Enterprise was issued 997,500 common shares at a price per share of $0.15 pursuant to a conversion of Series A Preferred Shares.

In April of 2013, Titan Marketing Corp. was issued 4,900,000 common shares at a price per share of $0.15 pursuant to a conversion of Series B Preferred Shares.

In April of 2013, Partners Consultants, Inc. was issued 5,100,000 common shares at a price per share of $0.15 pursuant to a conversion of Series B Preferred Shares.

In April of 2013, Backwoods Ventures, Inc. was issued 4,900,000 common shares at a price per share of $0.15 pursuant to a conversion of Series B Preferred Shares.

In April of 2013, Lakeshore Capital, Inc. was issued 5,400,000 common shares at a price per share of $0.15 pursuant to a conversion of Series B Preferred Shares.

In December of 2013, SS Realty, LLC was issued 8,000,000 common shares at a price per share of $0.05 pursuant to a conversion of Series B Preferred Shares.

In December of 2013, National Sourcing, Inc. was issued 4,000,000 common shares at a price per share of $0.05 pursuant to a conversion of Series B Preferred Shares.

On December 23, 2013, the Company executed a Securities Purchase Agreement and Convertible Promissory Note (the "Note") with WHC Capital, LLC. Pursuant to the Securities Purchase Agreement, the Company issued a $40,000 12% Note with WHC Capital, LLC. The Note matures on December 20, 2014. Interest on the Note is payable in cash upon maturity. If we fail to repay the Note with interest upon maturity, the interest rate increases to 22%. All or any portion of the amounts due under the Note may be converted at any time at the option of WHC Capital, LLC, into shares of our commons tock at a conversion price equal to 50% of the lowest intra-day trading price of our common stock for the ten trading days immediately preceding the conversion date. However, at not time is WHC Capital, LLC able to convert any amount of the Note that would result in the beneficial ownership of more than 9.99% of the outstanding shares of the Company. The Note further states that if this registration statement was not filed within 30 days of the date of the Note, it shall have constituted a default, resulting in the principal of the note being increased to 125% of the outstanding principal owed. Due to the default of the filing deadline, the note now carries a principal of $50,000. If this registration statement is not declared effective within 140 days of the date of the Note, the principal balance of the Note, plus any accrued interest will be increased to 125% of the amount outstanding. The number of shares subject to conversion upon that larger amount is also being registered pursuant to the Note. Therefore, we are registering 10,000,000 shares of our common stock underlying the Note, which is the maximum amount of shares the Company believes may be issued pursuant to the conversion of the Note.

The securities listed in this Item 15 were issued in reliance upon an exemption provided by Section 4(2) promulgated under the Securities Act of 1933, and the securities bear a restrictive legend. The Company believes that the issuances constitute incidental sales and issuances not related or pursuant to a combined plan or offering. The sales and issuances were made to people who were known to the company, who knew the company well, and who were aware of the operations of the Company.

Item 16. Exhibits.

The following exhibits are included with this registration statement:

Exhibit Number	Description
3.1.1*	Initial Articles of Incorporation 1999
3.1.2*	Amended Articles of Incorporation 2005
3.1.3*	Amended Articles of Incorporation 2008
3.1.4*	Amended Articles of Incorporation 2012
3.1.5	Amended Articles of Incorporation 2013
3.2.1*	Initial Bylaws Heritage Scholastic Corp.
3.2.2*	Amended Bylaws Pangenex Corporation
3.2.3*	Amended Bylaws Virtual Sourcing, Inc.
4.1*	Certificate of Designation of Series A Preferred Stock
4.2*	Certificate of Designation of Series B Preferred Stock
5.1	Opinion of Kenneth Bart, Bart and Associates LLC
10.1*	Securities Purchase Agreement with WHC Capital, LLC
10.2*	Convertible Promissory Note with WHC Capital, LLC
10.3*	Employment Agreement between Allied Recycling Corp. and Mario Faraone
10.4**	Purchase Agreement with Allied Recycling Corp.
10.5**	Form of Subscription Agreement for Virtual Sourcing, Inc.
10.6**	Sub-License Agreement between American Fiber Green Products, Inc. and Allied Recycling Corp.
10.7***	Services Agreement between Allied Recycling Corp. and American Fiber Green Products, Inc.
21**	List of Subsidiaries
23.1	Consent of Kingery & Crouse, P.A. for use of its Audited report
23.3	Consent of Counsel, Kenneth Bart, Bart and Associates LLC (See Exhibit 5.1)

* Previously filed with Form S-1 Registration Statement on March 3, 2014 and incorporated herein.
** Previously filed with Form S-1 Registration Statement Amendment 1 on April 29, 2014 and incorporated herein.
*** Previously filed with Form S-1 Registration Statement Amendment 2 on July 8, 2014 and incorporated herein.

Item 17. Undertakings.

(A) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(C)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)   each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. *Provided, however,* that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Washington, D.C. on July 31, 2014.


Virtual Sourcing, Inc.

By: _____/s/ Mario Faraone_____
Mario Faraone, Director

By: _____/s/ Jeffrey Bartrem_____
Jeffrey Bartrem, Director


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mario Faraone	President	July 31, 2014
Mario Faraone	Title	Date